Brookfield

2024

Brookfield Corporation

Q3 2024
INTERIM REPORT

INTERIM REPORT Q3 2024

	Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30	2024	2023	2024	2023
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Revenues	$20,623	$24,441	$66,580	$71,406
Net income	1,518	35	1,752	1,971
Net income attributable to shareholders	64	230	209	431
Distributable earnings before realizations[1]	1,259	1,056	3,373	3,014
Distributable earnings[1]	1,325	1,150	4,668	3,494
PER SHARE
Net income	$0.01	$0.12	$0.05	$0.20
Distributable earnings before realizations[1]	0.80	0.67	2.13	1.89
Distributable earnings[1]	0.84	0.73	2.95	2.19
Dividends[2]	0.08	0.07	0.24	0.21
(UNAUDITED) AS AT SEP. 30, 2024 AND DEC. 31, 2023
			2024	2023
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Consolidated results
Balance sheet assets			$508,144	$490,095
Equity			169,899	168,242
Common equity			42,368	41,674
Diluted number of common shares outstanding			1,605	1,615
Market trading price – NYSE			$53.15	$40.12
1.See definition in the MD&A Glossary of Terms beginning on page 58 for definitions of non-IFRS performance measures.
2.See Corporate Dividends on page 29.

Q3 2024 Interim Report    1

2    BROOKFIELD CORPORATION

BROOKFIELD AT A GLANCE
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST
•The Brookfield Ecosystem We invest where we can bring our competitive advantages to bear, leveraging our global presence and reputation, the synergies of our business, and access to large-scale, flexible capital.
•Long-Life, High-Quality Assets and Businesses We invest in a global and diverse portfolio of high-quality assets and businesses that generate stable, inflation-linked, largely contracted and growing revenue streams, and high cash margins.
•Proven Capital Allocator We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles.
•Sustainability We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd. (previously known as “Brookfield Reinsurance Ltd.”), a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Q3 2024 Interim Report    3

LETTER TO SHAREHOLDERS
2024 HAS BEEN GOOD – 2025 SHOULD BE BETTER
We delivered strong financial results in the third quarter, and both the outlook for the balance of the year and 2025 look even more positive. A reduction in short interest rates across the globe, combined with solid growth and resilient employment numbers, is increasing the market’s confidence in pricing risk. This is leading to continued improvements in capital markets and a considerable pick up in transaction activity.
In the past few months, we executed on over $30 billion of financings across the business and advanced over $17 billion of monetizations at attractive returns. We expect this momentum to continue across the franchise, as high-quality, cash flowing businesses with compelling growth profiles are proving to be highly attractive to buyers and lenders alike.
We continue to capture an increasing share of global flows of capital, centered around our deep relationships with institutional, private wealth and retail investors. Having access to the largest pools of capital remains a strong competitive advantage as we continue to invest in the backbone of the global economy. We are actively investing large-scale capital across the business and have committed to approximately $20 billion of investments in recent months.
As the economic tailwinds turn in our favor, and with the foundations we have in place across the business, we are in a strong position to achieve our stated goal of delivering 15%+ total returns on a per share basis to our shareholders over the long term.
OUR OPERATING RESULTS CONTINUE TO GET STRONGER
Financial Results
Distributable earnings (“DE”) before realizations were a record $1.3 billion or $0.80 per share in the quarter and $4.6 billion or $2.90 per share for the last twelve months. These quarterly earnings represent an increase of 19% over the prior year quarter. DE in total, including realizations, was $1.3 billion or $0.84 per share for the quarter and $6.0 billion or $3.78 per share for the last twelve months.
Asset Management is benefiting from consolidation. Our asset management business generated distributable earnings of $694 million in the quarter and $2.6 billion over the last twelve months. We benefited from recent fundraising momentum across our diversified strategies, notably from our credit funds and insurance inflows. Fee-bearing capital at quarter end was $539 billion, an increase of 23% over the last twelve months, and as a result, fee-related earnings grew by 14% compared to the prior year quarter. Importantly, as the business grows, so too should our margins, as we benefit from the operating leverage in the platform. With the anticipated closes on our latest flagship funds, we expect strong fundraising through the end of the year and into 2025, driving further earnings growth. During the quarter, BAM closed on its previously announced strategic partnership with Castlelake, a global alternative investment manager specializing in asset-based private credit including aviation and specialty finance, with approximately $24 billion of assets under management. We also held an initial close of our Catalytic Transition Fund for $2.4 billion, marking a significant milestone towards the target of raising up to $5 billion to invest in emerging market clean energy and transition assets.
Wealth Solutions is growing fast. Our wealth solutions business generated distributable operating earnings of $364 million in the quarter and $1.2 billion over the last twelve months, due to continued growth in our annuity platform and the strength of our investment performance. During the quarter, we generated approximately $4.5 billion of organic inflows, primarily driven by retail and institutional annuity sales. Our insurance assets ended the quarter at over $115 billion. By leveraging our investment origination capabilities, we were able to generate an average investment portfolio yield of 5.4% — 1.8% higher than our average cost of capital. Annualized earnings for the business are approximately $1.5 billion today and are poised to grow to $2 billion in the near term as we continue to reposition the investment portfolio. Through our combined wealth solutions platforms, we are raising
4    BROOKFIELD CORPORATION

close to $2 billion of retail capital per month, which includes approximately $450 million a month from our private wealth channel.
Operating Businesses were very resilient. Our operating businesses continue to deliver resilient and growing cash flows, generating distributable earnings of $356 million in the quarter and $1.5 billion over the last twelve months. Cash distributions from our renewable power and transition, infrastructure and private equity businesses are supported by their strong underlying fundamentals and growth in their operating earnings. Our core real estate portfolio continues to deliver growth in same-store net operating income (“NOI”), with a 4% increase over the prior year quarter. During the quarter, we signed close to 6 million square feet of office and retail leases, and rents on the newly signed leases were approximately 10% higher compared to those leases expiring. With interest rates having peaked and capital markets opening up, we expect a strong recovery across real estate markets over the next couple of years.
Monetizations are picking up. With the level of transaction activity picking up, we were able to close or advance over $17 billion of asset sales across the business in recent months.
A few notable deals during and subsequent to the quarter include the following:
•In our real estate business, we closed on the sale of nine retail parks in the U.K. for approximately $800 million. Over the three-year hold period, we enhanced cash flows by increasing occupancy rates through expanding key tenant relationships. The sale of this portfolio generates an approximately 30% IRR and 2.2x multiple of capital.
•We advanced the sale of the PGA National Resort, a luxury resort in Palm Beach, Florida for over $400 million. During our ownership, we successfully executed the comprehensive renovation plan and increased average daily rates, doubling NOI over the hold period. This transaction is a testament to the strong demand for high-quality hospitality assets in good markets.
•We closed on the sale of a retail property in Brazil; a group of logistics assets in the U.S.; our luxury hotel in South Korea; an office asset and a multifamily asset in Washington, DC; and a portfolio of U.S. manufactured housing assets. We also signed agreements to sell an office asset in Sydney, Australia for approximately $315 million, as well as a portfolio of manufactured housing assets in the U.S. for approximately $570 million. Property transaction markets are recovering.
•Our renewable power and transition group recently signed four transactions with excellent outcomes: we agreed to sell Saeta, a portfolio of predominantly wind assets in Spain, for an enterprise value of $1.4 billion. Since acquiring the business in 2018, we successfully executed a business plan focused on divesting non-core assets, optimizing capital structure, and positioning the company for sustainable long-term growth. We announced the sale of our stake in a critical electricity generation and storage facility in the U.K., and a 50% interest in a portfolio of wind assets in the U.S. In addition, we agreed to sell a portfolio of wind and solar assets in India, realizing our first full cycle investment in the country. To date this year, our renewable power and transition business has generated over $2.3 billion of proceeds from asset monetizations, delivering an IRR of approximately 25% and a multiple of capital of 2.5x.
•Our private equity business closed the previously announced sale of our North American and European road fuels operation, and we agreed to sell a business unit within our offshore oil services operation for $1.9 billion.
•In our infrastructure business, we agreed to sell our Mexican regulated natural gas transmission business for approximately $500 million. This generated a 22% IRR and 2.2x multiple of capital, as a result of value enhancement initiatives achieved earlier than planned.
At the end of the quarter, accumulated unrealized carried interest was $11.5 billion, representing a 17% increase over the last twelve months. We recognized $295 million of net realized carried interest into income to date this year, and we expect to realize additional carried interest through the end of the year.
Q3 2024 Interim Report    5

Our Balance Sheet and Liquidity Are Robust
We continue to differentiate our business through our access to large-scale capital. The combination of our perpetual capital base and over $150 billion of deployable capital sets us up well to capitalize on investment opportunities through market cycles and protect against downside risks.
With interest rates now coming down, liquidity continues to return to the capital markets. In the past few months, we have closed or executed on over $30 billion of financings. A few highlights include:
•The CMBS markets for retail and industrial assets remain very active. We recently refinanced an $850 million loan on a high-quality mall in Las Vegas with a new five-year term at a fixed rate, which is substantially more favorable than a year ago. We also executed on an approximately $600 million loan for the acquisition of an industrial portfolio at a spread of 210 bps.
•We financed office properties for approximately £465 million in the U.K. and over $400 million in India. Financing for high-quality office property is also coming back.
•We completed an inaugural $900 million asset-backed security issuance at our U.S. retail colocation data center operation, extending the maturity of the debt, and closed a $1.25 billion term loan for our North American gas storage platform.
•We issued $600 million of investment grade, 5-year bonds at a subsidiary of Brookfield Wealth Solutions, which was our inaugural financing for this entity.
•We executed on over $2.5 billion of financings for two recent acquisitions in our infrastructure and private equity businesses, and we repriced over $5 billion of financings across four portfolio companies, reducing the credit spreads by 45 bps on average.
During the quarter, we reinvested our excess cash flow back into our business and returned $203 million to shareholders through regular dividends and share repurchases. Over the last twelve months, we repurchased approximately $1 billion of shares in the open market, adding approximately 80 cents of value to each remaining share based on our plan value as at quarter end. We expect to continue to allocate capital to share repurchases.
THANK YOU FOR ATTENDING OUR ANNUAL INVESTOR DAY
For those who were unable to attend, the webcast and materials are available on our website. Our day started with a description of how we are continuing to scale a leading global investment firm focused on building long-term wealth. While the past is no guarantee of the future, over the past 30 years we have generated approximately $225 billion of gains for investors and clients, and the shares of Brookfield Corporation have delivered 19% compound annualized returns to owners. Highlights include the following:
•Despite market volatility, we have grown earnings from our base businesses over the past five years by almost 20% annualized. Today we have one of the largest pools of capital in the world through our perpetual capital base, our wealth solutions business, and our Manager—and this, combined with our investing and operating capabilities, sets us up well to compound our capital at an annual rate of 15%+ per share over the long term.
•Our core principles regarding the compounding of wealth over the long term are very simple: invest in good businesses, run them well, allocate excess free cash flow wisely, align everyone with long-term objectives, and evolve with the world around us. These principles have been foundational to our success and will continue to be going forward.
•In addition, tailwinds are turning in our favor as interest rates come down, liquidity is returning to the capital markets and transaction activity is picking up. We are well positioned to drive further earnings growth and value creation; over the next five years, our plan is to grow distributable earnings by 20%+ annually and deliver 15%+ total returns, both on a per share basis.
•We also expect to generate $47 billion of cash earnings on a cumulative basis over the next five years. Our focus at the Corporation is to allocate and deploy these cash flows to maximize the Net Asset Value of the company. The wise investment of this cash should add meaningfully to our earnings over time.

6    BROOKFIELD CORPORATION

We focused much of our time at Investor Day on the earnings profile and intrinsic value of our private holdings, which are comprised of our wealth solutions business, real estate, and carried interest.
Wealth Solutions
As our wealth solutions business continues to grow, our primary focus remains to deliver 15%+ returns on our equity, while taking modest risk with predictable and long-dated liabilities.
Our origination capabilities, combined with the sourcing advantage of our asset management franchise, set us up well to increase our insurance assets to approximately $300 billion and triple the earnings over the next five years. This business will continue to deliver high-quality earnings and contribute significantly to the growth in the Corporation’s value over the long term.
Real Estate
On our balance sheet, we own a world-class real estate portfolio backed by our perpetual equity capital. It includes some of the highest-quality office, retail and residential properties globally. During a volatile period in the markets, the business proved resilient, benefiting from the flight to quality of the broader market which has led to strong tenant demand and resilient operating results.
Our business plan focuses on growing the cash flows of our Core portfolio and implementing the value creation strategies within our Transitional & Development portfolio. Once we complete plans for our development portfolio, we will monetize those assets and recycle the capital within the broader organization. The Core portfolio has generated strong inflation protected, risk adjusted returns for decades—and we expect it will continue to do so.
Carried Interest
Carried interest is expected to contribute meaningfully to the cash flows of the Corporation over the next five years.
The Corporation directly owns all the carried interest earned on funds raised prior to the spin-off of our asset management business and a gross 33% of those raised after the spin-off. The balance is owned by BAM. As monetization activity picks up, we expect to realize significant carried interest that is diversified across asset classes, risk profiles and strategies, reducing the volatility of carry realizations and stabilizing the amount over the long term.
Over the next 10 years, we expect to realize $25 billion of net carried interest direct to the Corporation. This will be invested into our businesses or returned to owners.
PRIVATE WEALTH IS GROWING FAST – YET STILL IN THE EARLY STAGES
Over the past couple of decades, we have built one of the largest pools of discretionary capital globally. This is underpinned by our strong balance sheet and access to multiple layers of scale capital. With the size of the alternatives market set to more than double over the next decade, demand from institutional investors continues to accelerate. At the same time, we are seeing a similar trend from high-net-worth and retail investors.
Today, it is estimated that 2% or less of individual investment portfolios are allocated to alternatives, and it is expected that this number will increase significantly over time. In addition, there is a $7 trillion shortfall in retirement savings in the U.S., and as the population gets older, the retirement deficit will only compound.
In the last four years, we have expanded our service capabilities and product offerings to capture demand from private wealth and retail channels. Our success in designing bespoke retail products, which include private funds and annuities, is now resulting in close to $2 billion of retail inflows per month, but we are still only in the early stages.
Through Brookfield Wealth Solutions, we are building a differentiated retail distribution network. To date, we have established a top-tier annuity writing platform in the U.S., with capabilities to originate over $20 billion of policies annually. We are primarily focused on long-duration, low risk annuity products, guaranteeing a fixed rate of return to policyholders for a predictable number of years through our established brands of American Equity Life, American National and Eagle Life. Each has strong brand recognition and diversified distribution capabilities with long-standing relationships across our in-house agents, independent insurance agents, bank channels, and broker dealers. Through this platform, we average 7–10-year duration on our annuity policies, which have an average value of approximately $150,000.
Q3 2024 Interim Report    7

We also continue to develop new products and grow our fundraising capabilities through our private wealth platform, which partners with financial advisors to bring institutional-caliber alternative solutions to individual investors. This platform has a dedicated team of 150 professionals in 10 global markets, with over 160 wealth management relationships. With our leading position in the fastest growing sectors of the alternatives market, demand for our retail products continues to increase. Our investment capabilities in renewable power and transition, infrastructure, private equity, real estate and credit give us an advantage with private wealth investors worldwide. As an example, Brookfield Infrastructure Income Fund, an open-ended, semi-liquid private infrastructure product, has launched in Asia, Europe and the U.S., and it is currently raising over $200 million a month.
Looking ahead, we continue to focus on deepening our distribution capabilities, expanding into new markets, and evolving our product offerings to meet the needs of our clients and policyholders. Given the large and growing retirement deficit in the U.S. and significant under-allocation to alternatives by individuals, we anticipate tremendous growth in our retail platforms and broader fundraising capabilities catered to high-net-worth investors.
Given this, we expect to scale our private wealth and retail fundraising to nearly $40 billion a year in the next five years. As the Corporation sits at the center of everything we do at Brookfield, we capture all the inflows across the business, further adding to our pool of discretionary capital. At the same time, BAM continues to benefit, as it manages most of the capital raised from our broader distribution capabilities across the franchise. This allows our Manager to grow its established product offerings and strategies for private wealth and retail investors, which should drive significant earnings and cash flow generation for years to come.
THE SECRET TO LONG-TERM WEALTH IS COMPOUND RETURNS
Long-term wealth is created by investing in good businesses, running them well, and building them over decades or more. The value of long-term investing is often underappreciated by investors as it is often exhilarating to buy and sell things; a short-term gain always feels like one has been successful. However, the constant churn of assets causes tax friction and can sometimes result in an investment in a business that is in fact inferior to the one you had.
Of course, the proviso on the above is that the management team allocating your capital is making smart capital allocation decisions. This is one of the most important elements in business, as what you own today will likely be something very different 20 years from now, as the cash flow reinvestment is usually equally, or in some instances, more valuable than the actual assets you own today.
With respect to Brookfield Corporation, our long-term compound annualized return has been 19% for 30 years. That is a 16,400% return over the past 30 years. The key has been to make sound strategic, investment and business decisions over long periods of time, resulting in strong long-term wealth creation.
Several unique factors today set us up for similar—or possibly even better—returns in the next 10 years. The first is that we recently spun off our asset management business to shareholders and are in the midst of positioning it for inclusion in U.S. equity indices. This should enable it the freedom to grow and further drive value creation as the business continues to utilize its competitive advantages. To date, this has surfaced significant value for our shareholders with a market capitalization of approximately $85 billion. It takes time for investors to absorb that scale of value enhancement in a company, but it is clear now to investors that we own one of the pre-eminent alternative asset management franchises globally.
The second is that many of our assets are interest rate sensitive, and the rate increases over the past few years resulted in negative sentiment towards assets such as ours in general. That is over and those headwinds are now turning to tailwinds. This should be helpful in a number of ways – including increased transaction activity, lower borrowing costs, and lower capitalization rates leading to higher asset values.
The third is that amidst the chaos of the last four years we made a strategic decision to build a wealth solutions business focused on low-risk annuities and pension risk transfer when interest rates were zero, and the risk of not being able to outearn the cost of the liabilities was being questioned—understanding that the odds were that interest rates would not stay at zero forever. This led us to acquire three insurance companies and re-allocate a large portion of our excess cash for the last four years to back our wealth solutions platform. It turns out this was
8    BROOKFIELD CORPORATION

well-timed, and today our wealth solutions business is heading towards $2 billion of annual cash profits. As important, we are now a top-tier underwriter of annuities in the U.S. market; next up is the U.K. pension risk transfer markets, followed by Asia, armed with the knowledge and skills that we have built in the U.S.
All told, these few strategic decisions have added over $50 billion of value to shareholders in the last four years, which is an approximately 60% return over that period on Net Asset Value. The easy part should now be to have the share price of Brookfield Corporation reflect that for you in the market, or return it to you, as with the nearly $40 per share in cash or securities we have returned to you over the past 30 years in the form of cash dividends and tax deferred spin-offs. These have diversified some owners’ interests and created liquidity for others.
Of course, all remaining shareholders benefit from all of the above, and rest assured that management has your interests in mind every day. That is because we care a lot, and also because we own close to 20% of the overall shares in the company. We are very strongly aligned with you in every decision we make.
With that in mind, we often consider how to grow and evolve the business, including spinning off parts (we do acknowledge, however, that we have heard from some of you that we maybe do that a little too often) and all the value-surfacing steps that a company should consider. But take comfort that for the time being, as our various components work extremely well together, we think that the highest value will continue to be created with our structure the way it is. Rest assured that we are always open, though, to suggestions and welcome any that are value-enhancing in the long term.
CLOSING
We remain committed to investing capital for you in high-quality assets that earn solid cash returns on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per-share basis and, as a result, higher intrinsic value per share over the longer term.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.

Sincerely,
Bruce Flatt
Chief Executive Officer
November 14, 2024

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bn.brookfield.com/reports-filings.
Q3 2024 Interim Report    9

MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Renewable Power and Transition	41
Overview	13	Infrastructure	43
PART 2 – REVIEW OF CONSOLIDATED		Private Equity	45
FINANCIAL RESULTS		Real Estate	47
Overview	16	Corporate Activities	48
Income Statement Analysis	17	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	24	Capitalization	49
Foreign Currency Translation	28	Liquidity	53
Corporate Dividends	29	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	30	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	32	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	33	Management Representations and Internal
Asset Management	35	Controls	57
Wealth Solutions	40	GLOSSARY OF TERMS	58
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” is comprised of ownership interests in our Asset Management, Wealth Solutions and Operating Businesses. Our Asset Management business includes Brookfield Asset Management ULC (“BAM”) and our direct investments into and alongside private funds managed by BAM. Our Wealth Solutions business is via our equity accounted investment in Brookfield Wealth Solutions Ltd. (previously known as “Brookfield Reinsurance Ltd.”), a separate issuer. Our “Operating Businesses” include Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to the transition funds, infrastructure funds, private equity funds, real estate funds, and credit funds of our Asset Management business. Our other businesses include our corporate activities.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10    BROOKFIELD CORPORATION

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of Brookfield Corporation or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, the impact of acquisitions and dispositions on our business, including the AEL and Castlelake acquisitions.
Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Corporate Activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).
Q3 2024 Interim Report    11

Target returns and growth objectives set forth in this Report are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
12    BROOKFIELD CORPORATION

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—Asset Management, Wealth Solutions, and our Operating Businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.
✓    Investment Focus
    We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues
•ability to drive outsized financial returns through operational excellence
•highly cash-generative
•high barriers to entry with a market leading position
•offer continuous deployment opportunities
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
Q3 2024 Interim Report    13

✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage1 reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of Brookfield Corporation as the capital we have in our three core businesses—Asset Management, Wealth Solutions, and Operating Businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is distributable earnings (“DE”)1.
ASSET MANAGEMENT
Our Asset Management business is a leading global alternative asset manager, with over $1 trillion of assets under management (“AUM”)1 as at September 30, 2024 across renewable power and transition, infrastructure, private equity, real estate and credit. The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Within each investment vertical, our business manages capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Our capital in this business is via our 73% ownership interest in Brookfield Asset Management ULC (“BAM”)1 for which we receive quarterly distributions, our carried interest, as well as our direct investments into and alongside private funds managed by BAM. Our direct investments are primarily comprised of capital invested in flagship real estate private funds which own high-quality assets and portfolios with operational upside (“LP Investments”) across logistics, multifamily, hospitality, office, retail, triple net lease, self-storage, student housing and the manufactured housing sectors. We also invest directly in certain private equity and credit funds.
WEALTH SOLUTIONS
Our Wealth Solutions business, via our equity accounted investment in Brookfield Wealth Solutions Ltd. (“BWS”, previously known as “Brookfield Reinsurance Ltd.”)1, is a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions.
As at September 30, 2024, insurance assets within our Wealth Solutions business grew to over $115 billion with the origination of new annuities and pension risk transfer transactions during the quarter, and annualized earnings were $1.5 billion. Spread earnings are expected to grow as we continue to reposition the investment portfolio over time.
Our Asset Management business acts as the investment manager of most of the assets of BWS.

1.See definition in Glossary of Terms beginning on page 58.
14    BROOKFIELD CORPORATION

OPERATING BUSINESSES
We have approximately $45 billion of capital on a blended basis in our Operating Businesses as a result of our history as an owner and operator of real assets. This capital generates attractive financial returns and provides important financial stability and flexibility to the Corporation.
Renewable Power and Transition, Infrastructure, and Private Equity
Our investments in Renewable Power and Transition, Infrastructure, and Private Equity serve as publicly listed permanent capital vehicles that also act as our primary vehicles for making commitments to the private funds of our asset management business, providing each with a strong pipeline for growth. Each of these businesses share key characteristics—highly diversified by sector and geography, generating stable and often inflation-linked revenue streams, high cash margins, market leading positions, high barriers to entry and opportunities to invest additional capital to enhance returns—all of which enable us to generate very attractive risk-adjusted returns on our capital.
Our Renewable Power and Transition business owns a diverse portfolio of high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, and distributed energy and sustainable solutions investments. Our capital in this business is primarily via our 46% ownership interest in Brookfield Renewable Partners (“BEP”)1 for which we receive quarterly distributions. We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Our Infrastructure business is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors. Our capital in this business is via our 26% ownership interest in Brookfield Infrastructure Partners (“BIP”)1 for which we receive quarterly distributions.
Our Private Equity business is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors. Our capital in this business is via our 61% ownership interest in Brookfield Business Partners (“BBU”)1 for which we receive quarterly distributions. The cash distributions reflect BBU’s policy of paying a modest distribution and reinvesting the majority of its FFO back into its businesses to further enhance value.
Real Estate
Our Real Estate business is a diversified global real estate business that owns and operates premier office, dominant retail, luxury urban retail and hotels, and multi & single family residential properties.
Our capital in this business is via our 100% ownership stake in Brookfield Property Group (“BPG”)1, which today consists of an irreplaceable portfolio of premier properties in global gateway cities (“core”), and a portfolio designed to maximize returns through a development or buy-fix-sell strategy (“transitional and development”), including our capital invested in our North American residential business.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 58.
Q3 2024 Interim Report    15

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Starting on page 55 of our 2023 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2023 annual report.
OVERVIEW
In the current quarter, net income was supported by continued fundraising momentum and capital deployment in our Asset Management business, recent acquisitions, organic growth, and strong investment performance in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses.
Net income was $1.5 billion in the current quarter, with $64 million attributable to common shareholders ($0.01 per share) and the remaining income attributable to non-controlling interests.
The $1.5 billion increase in net income over the prior year quarter was primarily attributable to:
•same-store1 growth, primarily from inflation-linked revenues and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments, increased demand for higher margin advanced batteries at our advanced energy storage operation in our Private Equity segment, as well as lease commencements and higher market rents in our core portfolio within our Real Estate segment;
•contributions from recent acquisitions, net of dispositions, over the last twelve months, mostly in our Infrastructure and Real Estate segments;
•the recognition of a benefit under the U.S. Inflation Reduction Act (“IRA”) at our advanced energy storage operation within our Private Equity segment; and
•an increase in other income and gains of $330 million primarily due to higher disposition gains in our Private Equity segment; partially offset by
•a decrease in equity accounted income of $625 million primarily due to mark-to-market changes related to insurance reserves within our Wealth Solutions business and the absence of mark-to-market gains on derivative contracts included in the prior year quarter within our Infrastructure segment;
•higher depreciation and amortization expense primarily as a result of recently completed acquisitions in our Infrastructure and Renewable Power and Transition segments; and
•an increase in interest expense of $251 million, of which $317 million related to asset-level upfinancings, $113 million was due to incremental debt from recent acquisitions, net of dispositions, and $26 million related to higher rates on corporate borrowings, partially offset by the impact of lower rates on variable rate debt obligations of $205 million.
Our consolidated balance sheet increased as a result of assets acquired, net of liabilities. Further increases relate to capital commissioned into rate base primarily within our Infrastructure segment. These increases were partially offset by the impacts of depreciation and amortization, as well as foreign currency translation across our segments.

1.See definition in Glossary of Terms beginning on page 58.
16    BROOKFIELD CORPORATION

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2024 and 2023:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Nine Months Ended
	2024	2023	Change	2024	2023	Change
Revenues	$20,623	$24,441	$(3,818)	$66,580	$71,406	$(4,826)
Direct costs[1]	(15,344)	(21,088)	5,744	(53,542)	(60,814)	7,272
Other income and gains	711	381	330	1,195	2,245	(1,050)
Equity accounted income	184	809	(625)	1,695	1,639	56
Expenses
Interest
Corporate borrowings	(190)	(164)	(26)	(544)	(454)	(90)
Non-recourse borrowings	(4,142)	(3,917)	(225)	(12,092)	(11,004)	(1,088)
Corporate costs	(20)	(16)	(4)	(56)	(53)	(3)
Fair value changes	(166)	(170)	4	(761)	(70)	(691)
Income tax expense	(138)	(241)	103	(723)	(924)	201
Net income	1,518	35	1,483	1,752	1,971	(219)
Non-controlling interests	(1,454)	195	(1,649)	(1,543)	(1,540)	(3)
Net income attributable to shareholders	$64	$230	$(166)	$209	$431	$(222)
Net income per share	$0.01	$0.12	$(0.11)	$0.05	$0.20	$(0.15)
1.Direct costs include $2.4 billion and $7.3 billion of depreciation and amortization expense for the three and nine months ended September 30, 2024 (2023 – $2.2 billion and $6.6 billion).
Three Months Ended September 30
Revenues for the quarter were $20.6 billion, a decrease of $3.8 billion or 16% compared to the prior year quarter, primarily due to:
•higher revenues from lease commencements and higher rents on core properties, within our Real Estate segment;
•increased contributions from our Infrastructure segment due to organic growth as a result of inflation indexation and rate base increases, and from our Renewable Power and Transition segment due to commissioning of recent development projects; and
•strong same-store results from our Private Equity segment due to increased demand for higher margin advanced batteries at our advanced energy storage operation; more than offset by
•the absence of contributions from net dispositions during the last twelve months, primarily within our Private Equity segment.
The impact on revenues and net income from recent acquisitions and dispositions can be found on page 19.
Direct costs of $15.3 billion decreased by $5.7 billion, primarily due to:
•the impact of the sale of our road fuels operation in the third quarter of 2024 and the deconsolidation of our nuclear technology services operation in the fourth quarter of 2023, as well as lower direct costs at our advanced energy storage operation due to the recognition of a benefit under the U.S. IRA, all within our Private Equity segment; partially offset by
•increased costs due to inflation and organic growth within our Infrastructure segment; and
•higher direct costs related to recent acquisitions primarily in our Renewable Power and Transition and Infrastructure segments.
Q3 2024 Interim Report    17

Other income and gains increased by $330 million from the prior year quarter mainly due to disposition gains on the sale of our road fuels operation and the deconsolidation of our payment processing services operation within our Private Equity segment.
Equity accounted income decreased by $625 million primarily due to mark-to-market changes related to insurance reserves within our Wealth Solutions business and the absence of mark-to-market gains on derivative contracts included in the prior year quarter within our Infrastructure segment.
Interest expense of $4.3 billion, of which $4.1 billion relates to non-recourse financing, increased by $251 million compared to the prior year quarter primarily due to incremental borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments, partially offset by the impact of lower interest rates on floating rate debt.
We recorded fair value decreases of $166 million compared to $170 million in the prior year quarter. Valuation increases at certain assets within our LP investments due to improved leasing assumptions and lower transaction and restructuring related expenses in our Private Equity segment were more than offset by the absence of mark-to-market gains on our investment in a U.S. department store chain included in the prior year quarter within our Real Estate segment, debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment and mark-to-market decreases on interest rate contracts across our segments. Refer to pages 21 and 22 for a discussion on fair value changes.
We recorded an income tax expense of $138 million for the quarter compared to $241 million in the prior year quarter mainly due to higher deferred tax recoveries in the current quarter from the recognition of a benefit under the U.S. IRA at our advanced energy storage operation within our Private Equity segment.
Nine Months Ended September 30
Revenues and direct costs for the nine months ended September 30, 2024 decreased by $4.8 billion and $7.3 billion, respectively, compared to the same period in 2023 as organic growth at our Infrastructure and Renewable Power and Transition segments, increased demand for higher margin advanced batteries and lower costs at our advanced energy storage operation due to the recognition of a benefit under the U.S. IRA within our Private Equity segment, were more than offset by the absence of contributions from dispositions during the last twelve months, primarily within our Private Equity segment.
Other income and gains for the nine months ended September 30, 2024 was $1.2 billion compared to $2.2 billion in the prior year period. The decrease primarily related to higher disposition gains across our segments in the prior period, including a gain on disposition of our New Zealand data distribution business within our Infrastructure segment.
Equity accounted income for the nine months ended September 30, 2024 increased by $56 million compared to the prior year period primarily due to contributions from the growth in our Wealth Solutions business, as well as our share of increases in the value of certain investment properties, partially offset by lower mark-to-market gains on derivatives and interest rate contracts in our Infrastructure segment.
Interest expense for the nine months ended September 30, 2024 was $12.6 billion compared to $11.5 billion in the prior year period. The increase primarily related to incremental non-recourse borrowings associated with acquisitions and refinancings primarily in our Infrastructure and Renewable Power and Transition segments.
We recorded fair value decreases of $761 million for the nine months ended September 30, 2024, compared to $70 million in the prior year period, primarily due to:
•a bargain purchase gain in our Infrastructure segment; and
•valuation increases at certain U.S. retail assets in our core portfolio within our Real Estate segment as a result of updated leasing assumptions; more than offset by
18    BROOKFIELD CORPORATION

•valuation updates on the non-controlling interests’ share of Australian senior living and India REIT valuation gains within our LP investments; and
•increased debt amortization costs at our global intermodal container logistics operation within our Infrastructure segment.
SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and nine months ended September 30, 2024:

	Three Months Ended				Nine Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIODS ENDED SEP. 30, 2024 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$227	$22	$(5)	$6	$669	$(26)	$(14)	$(1)
Infrastructure	650	79	(48)	(4)	1,960	387	(148)	(52)
Private Equity	30	(2)	(5,215)	103	74	(1)	(8,488)	176
Real Estate and Other	106	89	(53)	(20)	151	137	(123)	(6)
	$1,013	$188	$(5,321)	$85	$2,854	$497	$(8,773)	$117
ACQUISITIONS
Recent acquisitions contributed incremental revenues of $1.0 billion and net income of $188 million in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to incremental revenues of $227 million and a net income of $22 million. These contributions were primarily due to the acquisition of a U.S. renewable portfolio and an Indian renewable development platform, both acquired in the fourth quarter of 2023.
Infrastructure
Recent acquisitions contributed incremental revenues of $650 million and net income of $79 million. These contributions were primarily from our acquisitions of a global intermodal container logistics operation in the third quarter of 2023, a North American retail colocation data center business in the first quarter of 2024, and an Indian telecom tower operation in the third quarter of 2024.
Real Estate
Recent acquisitions contributed incremental revenues of $106 million and net income of $89 million, primarily from our acquisitions of a multifamily asset portfolio and a logistics portfolio in the U.S in the second and third quarters of 2024, respectively.
DISPOSITIONS
Recent asset sales reduced revenues by $5.3 billion and increased net income by $85 million in the current quarter. The transactions that most significantly impacted our results were the disposition of our road fuels operation in the third quarter of 2024 and the deconsolidation of our nuclear technology services operation in the fourth quarter of 2023, both within our Private Equity segment. Our nuclear technology services operation is now presented as an equity accounted investment based on our continued ownership interest through our Renewable Power and Transition business.
Q3 2024 Interim Report    19

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	Change	2024	2023	Change
Investment properties	$412	$(633)	$1,045	$275	$145	$130
Transaction related expenses, net of income	(48)	(299)	251	243	(721)	964
Financial contracts	(22)	107	(129)	116	334	(218)
Impairment and provisions	(97)	(57)	(40)	(247)	(189)	(58)
Other fair value changes	(411)	712	(1,123)	(1,148)	361	(1,509)
Total fair value changes	$(166)	$(170)	$4	$(761)	$(70)	$(691)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties based on our strategy to maintain an irreplaceable portfolio of premier properties in global gateway cities (“core”), maximize returns through a development or buy-fix-sell strategy (“transitional and development”), or recycle capital from the private funds of our Asset Management business (“LP investments”).
The table below disaggregates investment property fair value changes by asset type:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	Change	2024	2023	Change
Asset Management Direct Investments – Real Estate LP Investments	$553	$(113)	$666	$716	$1,147	$(431)
Real Estate – Core	12	26	(14)	152	20	132
Real Estate – Transitional and Development	(183)	(547)	364	(626)	(1,021)	395
Other investment properties	30	1	29	33	(1)	34
	$412	$(633)	$1,045	$275	$145	$130
We discuss the key valuation inputs of our investment properties beginning on page 56.
Real Estate LP Investments
Valuation increases of $553 million primarily relate to:
•higher valuations in our India office and REIT portfolios due to higher occupancy rates; and
•fair value uplifts in our Australian senior living portfolio due to higher unit prices; and
•higher valuations in our U.S. manufactured housing portfolio due to improved leasing assumptions; partially offset by
•valuation decreases at certain U.S. retail assets due to updated leasing assumptions.
In the prior year quarter, valuation decreases of $113 million primarily relate to higher valuations in our Australian senior living portfolio due to unit price uplifts and higher cash flows at our South Korean mixed-use complex, more than offset by lower valuations at certain U.S. office assets due to updated leasing assumptions, and discount and capitalization rate expansion at a certain European office asset.
20    BROOKFIELD CORPORATION

Valuation increases of $716 million for the nine months ended September 30, 2024 are primarily driven by higher valuations in our India office and REIT portfolios due to higher occupancy rates as well as fair value uplifts in our Australian senior living portfolio due to higher unit prices, partially offset by lower valuations at certain U.S. retail assets due to updated leasing assumptions.
Core
Valuation gains of $12 million and $152 million for the three and nine months ended September 30, 2024 were primarily due to higher cashflows at certain U.S. retail assets as a result of updated leasing assumptions.
Valuation increases of $26 million in the prior year quarter were mainly due to higher cash flows in our retail and Canadian office portfolios, partially offset by lower valuations at certain U.S. office assets due to updated leasing assumptions.
Transitional and Development
Valuation decreases at certain U.S. and Australian office assets were primarily due to updated leasing assumptions.
Lower valuations of $547 million in the prior year quarter were mainly due to higher cash flows in our retail portfolio, more than offset by discount rate expansion and lower rental growth assumptions at certain U.S. office assets.
For the first nine months ended September 30, 2024, valuation decreases of $626 million are primarily related to lower valuations at certain U.S. and Australian office assets as a result of updated leasing assumptions.
Transaction Related Expenses, Net of Income
Transaction related expenses, net of income, totaled $48 million for the quarter. This is primarily due to transaction and restructuring costs on acquisitions, net of dispositions within our Private Equity segment.
The prior year quarter transaction related expenses, net of income, of $299 million was mostly due to transaction and restructuring costs on acquired assets within our Private Equity and Infrastructure segments, and dispositions of certain properties within our LP investments.
Increases of $243 million for the nine months ended September 30, 2024 were due to a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment, partially offset by transaction and restructuring costs on acquisitions and dispositions within our Private Equity segment and dispositions of certain properties within our LP investments.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The decrease this quarter of $22 million is primarily attributable to mark-to-market decreases on interest rate contracts within our Real Estate, Infrastructure and Private Equity segments, partially offset by mark-to-market gains on power contracts within our Renewable Power and Transition segment.
The increase of $107 million in the prior year quarter was primarily attributable to mark-to-market gains on energy derivatives and power contracts within our Renewable Power and Transition segment.
Financial contracts resulted in a $116 million increase for the nine months ended September 30, 2024, mostly attributable to mark-to-market gains on tax equity liabilities, energy derivatives and power contracts within our Renewable Power and Transition segment, partially offset by mark-to-market decreases on financial assets investments and foreign currency derivatives within our Real Estate segment.
Impairment and Provisions
Impairment and provisions expense of $97 million in the quarter primarily related to valuation decreases at a certain hospitality asset within our LP investments and various one-time charges across segments.
Q3 2024 Interim Report    21

Impairment and provisions expense was $57 million in the prior year quarter which related to the impairment of assets at our energy services operation, partially offset by a reversal of previously recorded impairment at our offshore oil services operation, both within our Private Equity segment.
Impairment and provisions expense was $247 million for the nine months ended September 30, 2024 due to the impairment of our Brazil biomass asset within our Renewable Power and Transition segment, valuation decreases at a certain hospitality investment within our LP investments and various one-time charges across segments.
Other Fair Value Changes
Other fair value decreases of $411 million in the quarter are primarily attributable to debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility both within our Infrastructure segment and non-controlling interests' share of Australia senior living and India REIT valuation gains within our LP investments.
Other fair value increases of $712 million in the prior year quarter were primarily attributable to mark-to-market gains on our investment in a U.S. department store chain in our Real Estate segment. This was partially offset by the disposal of finance leases at our North American residential energy business within our Infrastructure segment.
Other fair value decreases of $1.1 billion for the nine months ended September 30, 2024 are primarily attributable to the non-controlling interests' share of Australia senior living and India REIT valuation gains within our LP investments, as well as debt amortization costs at our global intermodal container logistics operation and U.S. semiconductor manufacturing facility, both within our Infrastructure segment.
INCOME TAXES
We recorded an aggregate income tax expense of $138 million in the quarter (2023 – $241 million), including current tax expenses of $462 million (2023 – $479 million) and a deferred tax recovery of $324 million (2023 – $238 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2024	2023	Change	2024	2023	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
(Reduction) increase in rate resulting from:
Portion of gains subject to different tax rates	(4)	(34)	30	(9)	(8)	(1)
Taxable income attributed to non-controlling interests	5	69	(64)	19	3	16
Derecognition (recognition) of deferred tax assets	1	(34)	35	(4)	(11)	7
Non-recognition of the benefit of current quarter tax losses	6	17	(11)	13	7	6
Non-deductible expenses	3	8	(5)	5	5	—
International operations subject to different tax rates	3	29	(26)	4	6	(2)
Inflation Reduction Act credits	(35)	—	(35)	(30)	—	(30)
Other	3	4	(1)	5	4	1
Effective income tax rate	8%	85%	(77%)	29%	32%	(3%)
The effective tax rate for the three and nine months ended September 30, 2024 is 8% (2023 – 85%) and 29% (2023 – 32%), respectively.
22    BROOKFIELD CORPORATION

Realized gains on dispositions may be subject to tax rates different from our statutory income tax rate. This contributed to a 4% and 9% reduction in our effective tax rate for the three and nine months ended September 30, 2024, respectively.
Many of our operations are held in partially owned “flow-through” entities, such as partnerships where the tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include losses attributable to non-controlling ownership interests in such entities, our consolidated tax provision includes only our proportionate share of the associated tax recovery. In other words, we are consolidating all of the income and losses in connection with these entities but only our share of the associated tax expense. This has increased our effective tax rate by 5% and 19% for the three and nine months ended September 30, 2024, respectively.
In the current quarter, we have recorded a deferred tax expense primarily in respect of previously recognized tax attributes in our Renewable Energy segment which increased our effective tax rate by 1%. For the nine months ended September 30, 2024, previously unrecognized tax attributes in our Infrastructure segment contributed to a 4% reduction in the effective tax rate.
Some of our operations generated tax losses in the period for which a tax benefit has not been recognized. This resulted in an increase to the effective tax rate by 6% and 13% for the three and nine months ended September 30, 2024, respectively.
Certain expenses incurred were not deductible for tax purposes, resulting in an increase to the effective tax rate by 3% and 5% for the three and nine months ended September 30, 2024, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates increased our effective tax rate by 3% and 4% for the three and nine months ended September 30, 2024, respectively. The difference will vary from period to period depending on the relative proportion of income or loss earned in each country.
During the quarter, our advanced energy storage operation within our Private Equity segment recognized a deferred tax recovery and a reduction to direct costs in connection with a benefit under the U.S. IRA related to its 2023 and 2024 taxation years, respectively. This contributed to a 35% and 30% reduction in our effective tax rate for the three and nine months ended September 30, 2024, respectively.
Q3 2024 Interim Report    23

BALANCE SHEET ANALYSIS
The following table summarizes the statements of financial position of the company as at September 30, 2024, and December 31, 2023:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023	Change
Assets
Property, plant and equipment	$148,305	$147,617	$688
Investment properties	129,586	124,152	5,434
Equity accounted investments	65,101	59,124	5,977
Cash and cash equivalents	11,824	11,222	602
Accounts receivable and other	28,674	28,512	162
Intangible assets	37,420	38,994	(1,574)
Goodwill	34,812	34,911	(99)
Other assets	52,422	45,563	6,859
Total assets	$508,144	$490,095	$18,049
Liabilities
Corporate borrowings	$14,898	$12,160	$2,738
Non-recourse borrowings of managed entities	232,195	221,550	10,645
Other non-current financial liabilities	31,570	29,624	1,946
Other liabilities	59,582	58,519	1,063
Equity
Preferred equity	4,103	4,103	—
Non-controlling interests	123,428	122,465	963
Common equity	42,368	41,674	694
Total equity	169,899	168,242	1,657
	$508,144	$490,095	$18,049
September 30, 2024 vs. December 31, 2023
Total assets increased by $18.0 billion from December 31, 2023 to $508.1 billion as at September 30, 2024. The increase is due to recently completed business combinations and asset acquisitions, net of dispositions, primarily in our Infrastructure and Real Estate segments. Increases in on our equity accounted investments, primarily related to recent acquisitions within our Wealth Solutions business and Infrastructure segment also contributed to the increase in total assets. This was partially offset by amortization and depreciation of our asset base and the impacts of foreign currency translation since the beginning of the year.
PP&E increased by $688 million primarily as a result of:
•acquisitions and additions of $13.5 billion, which includes the acquisition of a North American retail colocation data center business and an Indian telecom tower operation in our Infrastructure segment, as well as the investments in development projects within our Renewable Power and Transition segment; partially offset by
•dispositions and assets reclassified as held for sale of $5.2 billion;
•depreciation of $5.4 billion during the quarter; and
•the unfavorable impact of foreign currency translation and other items of $2.2 billion due to appreciation of the U.S. dollar against most major currencies, primarily in our Renewable Power and Transition segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
24    BROOKFIELD CORPORATION

Investment properties predominantly consist of the company’s real estate assets. The balance as at September 30, 2024 increased by $5.4 billion from December 31, 2023, primarily due to:
•acquisitions and additions of $8.8 billion, driven by the acquisitions of two multifamily asset portfolios and a logistics asset portfolio in the U.S. within our LP investments included in our Asset Management segment, as well as additions in our LP investments and Infrastructure business; partially offset by
•asset sales and the reclassification of certain assets to held for sale of $3.9 billion, primarily related to the transfer of certain office, retail and logistics assets to held for sale within our Real Estate segment and LP investments.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments increased by $6.0 billion to $65.1 billion, primarily due to:
•additions, net of disposals, of $4.8 billion; and
•our proportionate share of comprehensive income of $3.3 billion; partially offset by
•distributions received and return of capital of $1.9 billion; and
•the unfavorable impact of foreign currency translation and other items of $135 million due to appreciation of the U.S. dollar against most major currencies.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents increased by $602 million. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Our intangible assets decreased by $1.6 billion as the acquisition of a North American retail colocation data center business and an Indian telecom tower operation in our Infrastructure segment was more than offset by the unfavorable impact of amortization and foreign currency translation within our Private Equity and Infrastructure segments.
Our goodwill decreased by $99 million as the acquisition of a North American retail colocation data center business and an Indian telecom tower operation in our Infrastructure segment was more than offset by the disposition of our road fuels operation and deconsolidation of our payment processing services operation within our Private Equity segment.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $6.9 billion is mainly a result of:
•an increase in assets held for sale of $4.8 billion largely attributable to the classification to held for sale of a Spanish and Portuguese wind portfolio asset within our Renewable Power and Transition segment and certain office, retail and logistics assets within our Real Estate segment and LP investments;
•an increase in other financial assets of $1.8 billion primarily related to proceeds from a refinancing at our U.S. semiconductor manufacturing facility within our Infrastructure segment; and
•an increase in deferred income tax assets of $675 million driven by the recognition of a benefit under the U.S. IRA at our advanced energy storage operation within our Private Equity segment; partially offset by
•a decrease in inventory of $381 million driven by the disposition of our road fuels operation within our Private Equity segment.
Corporate borrowings increased by $2.7 billion primarily from the issuance of a $750 million 30-year bond in March 2024, the issuance of $450 million of 10-year bonds and the re-opening of $200 million of 30-year bonds in June 2024, as well as commercial paper issuances throughout the last nine months, partially offset by the repayment of maturing term notes.
Non-recourse borrowings of managed entities increased by $10.6 billion net of borrowings reclassified to held for sale, primarily due to recent acquisitions and upfinancings in our Infrastructure segment.
Q3 2024 Interim Report    25

Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due in more than one year’s time. The increase of $1.9 billion was primarily due to an increase in subsidiary equity obligations at our Indian telecom towers operation within our Infrastructure segment and an increase in the non-current portion of accounts payable and other.
Other liabilities increased by $1.1 billion primarily as the classification to held for sale of a Spanish and Portuguese wind portfolio asset within our Renewable Power and Transition segment was partially offset by a decrease in the current portion of accounts payable and other.
EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)
Common equity, beginning of period	$41,674
Changes in period
Net income attributable to shareholders	209
Other comprehensive income	1,161
Common dividends	(372)
Preferred dividends	(127)
Repurchases, net of equity issuances	(732)
Ownership changes and other	555
694
Common equity, end of period	$42,368
Common equity increased by $694 million to $42.4 billion in the nine months ended September 30, 2024, primarily due to:
•net income attributable to common shareholders of $209 million;
•other comprehensive income of $1.2 billion. This is primarily related to unrealized mark-to-market movements on our investment portfolio in our wealth solutions business due to the decrease in interest rates and unrealized mark-to-market movements on commodity hedges and financial assets across our businesses; and
•ownership changes and other of $555 million, primarily related to a gain on the sale of a portion of our interest in BAM, which was contributed to our Wealth Solutions business as a part of the consideration for the acquisition of AEL; partially offset by
•distributions of $499 million to shareholders as common and preferred share dividends; and
•share repurchases, net of issuances, of $732 million, mainly related to the repurchase of over 21 million Class A Limited Voting Shares (“Class A shares”) during the nine months ended September 30, 2024.
26    BROOKFIELD CORPORATION

NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BAM, BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Brookfield Asset Management	$2,298	$2,247
Brookfield Renewable	24,522	25,677
Brookfield Infrastructure	27,332	31,479
Brookfield Business Partners	16,096	15,241
Brookfield Property Group	35,972	35,314
Other participating interests	17,208	12,507
	$123,428	$122,465
Non-controlling interests increased by $963 million during the nine months ended September 30, 2024, primarily due to:
•equity issuances, net of distributions, of $1.4 billion; partially offset by
•ownership changes of $368 million.
Q3 2024 Interim Report    27

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. dollar currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Nine Months Ended
	2024	2023	Change[1]	2024	2023	Change[1]	2024	2023	Change[1]
Australian dollar	0.6913	0.6812	1%	0.6699	0.6545	2%	0.6623	0.6688	(1%)
Brazilian real[2]	5.4466	4.8403	(11%)	5.5463	4.8804	(12%)	5.2369	5.0087	(4%)
British pound	1.3375	1.2731	5%	1.3004	1.2660	3%	1.2771	1.2446	3%
Canadian dollar	0.7394	0.7547	(2%)	0.7331	0.7455	(2%)	0.7353	0.7433	(1%)
Colombian peso[2]	4,206.9	3,854.9	(8%)	4,097.2	4,040.8	(1%)	3,981.9	4,403.1	11%
Euro	1.1135	1.1039	1%	1.0987	1.0880	1%	1.0871	1.0833	—%
1.Change represents appreciation/depreciation relative to the U.S. dollar.
2.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2023 for most of our significant non-U.S. dollar investments. As at September 30, 2024, our common equity of $42.4 billion was invested in the following currencies: U.S. dollars – 59% (December 31, 2023 – 52%), British pounds – 12% (December 31, 2023 – 12%), Australian dollars – 3% (December 31, 2023 – 6%), Canadian dollars – 3% (December 31, 2023 – 5%), Brazilian reais – 5% (December 31, 2023 – 7%), Euro – 10% (December 31, 2023 – 7%), and other currencies – 8% (December 31, 2023 – 11%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. dollar currencies:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Australian dollar	$285	$(250)	$120	$(502)
Brazilian real	185	(443)	(1,372)	505
British pound	661	(532)	569	127
Canadian dollar	127	(299)	(231)	8
Colombian peso	(30)	182	(482)	888
Euro	846	(640)	237	(307)
Other	298	(245)	(80)	(352)
Total cumulative translation adjustments	2,372	(2,227)	(1,239)	367
Currency hedges[1]	(1,302)	895	21	(184)
Total cumulative translation adjustments net of currency hedges	$1,070	$(1,332)	$(1,218)	$183
Attributable to:
Shareholders	$324	$(465)	$(147)	$(85)
Non-controlling interests	746	(867)	(1,071)	268
	$1,070	$(1,332)	$(1,218)	$183
1.Includes deferred income tax recovery of $35 million (2023 – expense of $12 million) and an expense of $3 million (2023 – recovery of $13 million) for the three and nine months ended September 30, 2024, respectively.
The foreign currency translation of our equity, net of currency hedges, increased consolidated equity by $1.1 billion for the three months ended September 30, 2024 and decreased common equity by $1.2 billion for the nine months ended September 30, 2024. This was attributable to higher period-end rates compared to the prior quarter-end and lower period-end rates compared to year-end across most currencies relative to the U.S. dollar.
We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were lower as at September 30, 2024.
28    BROOKFIELD CORPORATION

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2024, 2023 and 2022, are summarized in the following table.

	Distribution per Security
	2024	2023	2022
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.24	$0.21	$0.42
Class A Preferred Shares
Series 2	0.68	0.66	0.33
Series 4	0.68	0.66	0.33
Series 8[3]	—	—	0.47
Series 9[4]	—	—	0.40
Series 13	0.68	0.66	0.33
Series 15[5]	—	—	0.25
Series 17	0.65	0.66	0.69
Series 18	0.65	0.66	0.69
Series 24	0.45	0.45	0.47
Series 26[6]	0.53	0.54	0.54
Series 28[7]	0.63	0.64	0.49
Series 30[8]	0.84	0.85	0.68
Series 32[9]	0.93	0.71	0.74
Series 34[10]	0.77	0.62	0.65
Series 36	0.67	0.68	0.71
Series 37	0.68	0.68	0.72
Series 38	0.49	0.50	0.52
Series 40	0.56	0.56	0.59
Series 42	0.45	0.45	0.48
Series 44	0.69	0.70	0.73
Series 46[11]	0.74	0.75	0.76
Series 48[12]	0.86	0.87	0.69
Series 51[3]	0.86	0.83	—
Series 52[4]	0.33	0.34	—
1.Class B Limited Voting Shares (“Class B shares”).
2.Combined, the Corporation’s and Brookfield Asset Management Ltd.’s 2024 quarterly dividend would equate to $0.175 per Class A share held prior to the special distribution; representing a 17% increase compared to 2023, assuming that shareholders retained the Brookfield Asset Management Ltd. shares received upon completion of the special distribution in December 2022.
3.All Series 8 shares were converted to Series 51 shares as part of the special distribution of the asset management business in December 2022.
4.All Series 9 shares were converted to Series 52 shares as part of the special distribution of the asset management business in December 2022.
5.All Series 15 shares were fully redeemed and cancelled as at March 31, 2023.
6.Dividend rate reset commenced March 31, 2022.
7.Dividend rate reset commenced June 30, 2022.
8.Dividend rate reset commenced December 31, 2022.
9.Dividend rate reset commenced October 1, 2023.
10.Dividend rate reset commenced April 1, 2024.
11.Dividend rate reset commenced March 31, 2022.
12.Dividend rate reset commenced December 31, 2022.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q3 2024 Interim Report    29

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate, Infrastructure and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our Real Estate business typically generates consistent same-store net operating income on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our Infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our Private Equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. Within our infrastructure services, our work access services is subject to potential seasonal fluctuations in the demand for services. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our residential mortgage insurer, fluctuate based on seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our condensed statements of operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNT)	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$20,623	$23,050	$22,907	$24,518	$24,441	$23,668	$23,297	$24,213
Net income (loss)	1,518	(285)	519	3,134	35	1,512	424	44
Net income (loss) to shareholders	64	43	102	699	230	81	120	(316)
Per share
– diluted	$0.01	$0.00	$0.04	$0.42	$0.12	$0.03	$0.05	$(0.23)
– basic	0.01	0.00	0.04	0.43	0.12	0.03	0.05	(0.23)
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

FOR THE PERIODS ENDED (MILLIONS)	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$(166)	$(753)	$158	$(1,326)	$(170)	$62	$38	$(1,811)
Income taxes	(138)	(304)	(281)	(87)	(241)	(409)	(274)	(95)
Net impact	$(304)	$(1,057)	$(123)	$(1,413)	$(411)	$(347)	$(236)	$(1,906)
30    BROOKFIELD CORPORATION

Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the third quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the disposition of our road fuels operation, partially offset by increased contributions from our Infrastructure segment due to inflation indexation and rate base increases. Net income increased primarily from the recognition of a benefit under the U.S. IRA at our advanced energy storage operation and gains associated with the disposition of our road fuels operation, both within our Private Equity segment, partially offset by mark-to-market decreases related to insurance reserves within our Wealth Solutions business.
•In the second quarter of 2024, revenues increased in comparison to the prior quarter primarily due to lease commencements and higher rents at certain properties within our Real Estate segment and our real estate LP investments within our Asset Management segment. Net income decreased from the prior quarter as contributions from the close of AEL were more than offset by fair value decreases at certain U.S. transitional and development properties within our Real Estate segment, and as the prior quarter included a bargain purchase gain on the acquisition of our North American retail colocation data center business within our Infrastructure segment.
•In the first quarter of 2024, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment from the deconsolidation of our nuclear technology services operation and lower volumes at our engineered components manufacturing operation, partially offset by increased contributions in our Renewable Power and Transition segment from the acquisition of a U.S. renewable portfolio. The lower net income in the quarter was primarily due to lower disposition gains compared to the prior quarter.
•In the fourth quarter of 2023, revenues were consistent with the prior quarter. Net income increased compared to the prior quarter due to gains associated with the disposition of our nuclear technology services operation, which was partially offset by fair value decreases in our Real Estate segment.
•In the third quarter of 2023, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions, primarily in our Infrastructure segment. Net income is absent one time disposition gains recognized in the prior quarter in our Infrastructure segment, and reflects fair value decreases on our transitional and development properties within our Real Estate segment.
•In the second quarter of 2023, revenues increased in comparison to the prior quarter primarily due to same-store growth across our operating businesses and recent acquisitions. The increased net income in the quarter compared to the prior quarter is primarily a result of disposition gains from our Infrastructure segment.
•In the first quarter of 2023, revenues decreased in comparison to the prior quarter primarily due to decreased contributions from our Private Equity segment due to the impact of volume, partially offset by contributions from recent acquisitions and organic growth initiatives in our Infrastructure and Renewable Power and Transition segments. The increase in net income was primarily due to fair value decreases recorded on investment properties in the prior quarter.
•In the fourth quarter of 2022, revenues increased in comparison to the prior quarter mainly due to contributions from recent acquisitions across our operating segments, primarily in our Private Equity segment. The lower net income in the quarter is primarily attributable to fair value decreases on our transitional and development properties within our Real Estate segment.
Q3 2024 Interim Report    31

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our Asset Management business, our Wealth Solutions business, our four primary Operating Businesses and our Corporate Activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using DE1. To further assess operating performance for the Asset Management segment, we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in the fair value of our private fund investment portfolios, net of realized carried interest1. Net operating income (“NOI”)1 is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”)1 is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital1 allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions1 and performance income, including performance fees1, transaction fees and carried interest1. The Asset Management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in BWS, a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

1.See definition in Glossary of Terms beginning on page 58.
32    BROOKFIELD CORPORATION

In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to our listed affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net1, and realized disposition gains1 included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents DE, FFO, NOI and common equity by segment, where applicable, on a period-over-period basis for comparative purposes:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	DE1,2			FFO1,2 / NOI[1,2]			Common Equity
	2024	2023	Change	2024	2023	Change	2024	2023	Change
Asset Management	$758	$728	$30				$18,042	$19,484	$(1,442)
Wealth Solutions[3]	364	182	182				9,354	6,144	3,210
Operating Businesses
Renewable Power and Transition				$102	$97	$5	3,984	4,887	(903)
Infrastructure				136	134	2	2,175	2,537	(362)
Private Equity				382	188	194	3,265	3,291	(26)
Real Estate[4]				768	804	(36)	23,667	22,413	1,254
Corporate Activities				(139)	(107)	(32)	(18,119)	(17,082)	(1,037)
Total	$1,325	$1,150	$175				$42,368	$41,674	$694
1.DE is the key performance metric for the Asset Management and Wealth Solutions segments. NOI is the key performance metric for the Real Estate segment only. FFO is the key performance metric for the Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments.
2.See definition in Glossary of Terms beginning on page 58.
3.Our common equity in our Wealth Solutions business includes $2.1 billion of distributable operating earnings retained in this business since inception.
4.For comparability, we have excluded property management and development fees of $8 million for the three months ended September 30, 2023 as they are no longer recognized in NOI.
During the quarter, we generated strong results with DE1 of $1.3 billion. DE before realizations1 were a record $1.3 billion for the quarter, an increase of $203 million or 19% over the prior year quarter. The increase in DE before realizations over the prior year quarter is primarily attributable to continued fundraising momentum and capital deployment in our Asset Management business, recent acquisitions, organic growth, and strong investment performance in our Wealth Solutions business, and the stable and resilient cash flows of our Operating Businesses, partially offset by increased interest expense on our corporate borrowings.
Our Asset Management business generated DE of $758 million in the current quarter. BAM benefited from strong fundraising momentum in our flagship and complementary strategies, and from capital deployed in our long-term credit funds. Fee-bearing capital1 increased by $100 billion or 23% over the prior year quarter, supporting growth in fee-related earnings1. Asset Management DE includes distributions from our direct investments of $241 million in the current quarter.
Wealth Solutions’ DE increased by $182 million compared to prior year quarter, benefitting from the close of AEL in May 2024 and Argo in November 2023, organic growth, and strong investment performance.
Renewable Power and Transition’s FFO increased by $5 million as contributions from favourable pricing on our Spanish wind an solar assets and strong hydrology in Latin America were partially offset by net disposition activity and increased interest expense due to additional borrowings to finance ongoing capital projects.

1.See definition in Glossary of Terms beginning on page 58.
Q3 2024 Interim Report    33

Infrastructure’s FFO was in line with the prior year quarter. Excluding the impact of disposition gains, operating FFO increased by $5 million due to net acquisition activity, inflation indexation on contracts, and volume growth across our business, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, as well as the impact of foreign exchange.
Private Equity’s FFO increased by $194 million compared to the prior year quarter, primarily due to same-store growth from commercial execution, and business optimization initiatives across our business, recognition of a benefit under the U.S. IRA at our advanced energy storage operation, as well as disposition gains from the sale of our road fuels operation and deconsolidation of our payment processing services operation, partially offset by disposition activity in our infrastructure services operations.
Our Real Estate business continues to benefit from strong performance within our core Real Estate portfolio which drove same-store core NOI growth of 4% over the prior year quarter. NOI decreased by $36 million compared to the prior year quarter, as same-store core NOI growth was more than offset by net disposition activity and lower lot sales from our North American residential business.
Common equity increased by $694 million to $42.4 billion in the nine months ended September 30, 2024. Net income attributable to shareholders and ownership changes were partially offset by share repurchases, net of issuances, the impact of foreign exchange, unrealized mark-to-market movements on hedges, and distributions to common and preferred shareholders. Ownership changes were primarily related to a $954 million gain on the sale of a portion of our interest in BAM, which was contributed to our Wealth Solutions business as a part of the consideration for the acquisition of AEL. Refer to Part 2 – Review of Consolidated Financial Results for details.

1.See definition in Glossary of Terms beginning on page 58.
34    BROOKFIELD CORPORATION

ASSET MANAGEMENT
Our Asset Management business includes our investment in BAM, a leading global alternative asset manager, with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business.
The following table disaggregates our share of DE and common equity of entities in our Asset Management segment. We have provided additional detail, where referenced, to explain significant variances in our operating results from the prior period.

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		DE		Common Equity
	Ref.	2024	2023	2024	2023
BAM	i	$453	$426	$7,018	$7,126
Realized carried interest	ii	61	94	—	—
Direct investments	iii	241	208	11,024	12,358
Realized disposition gains		3	—	—	—
		$758	$728	$18,042	$19,484

Generated carried interest
Generated in period		$723	$619
Foreign exchange		133	(98)
		856	521
Less: direct costs		(249)	(228)
Generated carried interest, net	iv	607	293
Less: generated carried interest not attributable to the Corporation		(117)	(66)
Total generated carried interest, net		$490	$227
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2024	Total 2023
Renewable Power and Transition	$31,708	$26,348	$—	$58,056	$52,363
Infrastructure	45,590	53,634	—	99,224	94,635
Private Equity	36,502	7,216	—	43,718	38,849
Real Estate	69,326	24,466	—	93,792	93,444
Credit	75,788	99,417	69,446	244,651	177,707
September 30, 2024	$258,914	$211,081	$69,446	$539,441	n/a
December 31, 2023	$245,341	$148,719	$62,938	n/a	$456,998
We have approximately $50 billion of uncalled fund commitments that do not currently earn fees but will generate approximately $500 million in annual fees once deployed.
Q3 2024 Interim Report    35

Fee-bearing capital increased by $25.6 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit	Total
Balance, June 30, 2024	$51,703	$91,187	$40,305	$92,997	$237,643	$513,835
Inflows	767	1,904	870	2,756	13,029	19,326
Outflows	—	—	—	(160)	(8,036)	(8,196)
Distributions	(291)	(528)	(439)	(629)	(1,625)	(3,512)
Market valuation	2,123	6,659	244	(1,030)	7,466	15,462
Other	3,754	2	2,738	(142)	(3,826)	2,526
Change	6,353	8,037	3,413	795	7,008	25,606
Balance, September 30, 2024	$58,056	$99,224	$43,718	$93,792	$244,651	$539,441
Renewable power and transition fee-bearing capital increased by $6.4 billion, due to:
•increase in market valuations as a result of the higher market capitalization of BEP; and
•inflows from capital raised for our second global transition fund strategy and capital deployed across our fund strategies; partially offset by
•distributions paid to BEP’s unitholders and capital returned to investors across our long-term private funds.
Infrastructure fee-bearing capital increased by $8.0 billion, due to:
•increase in market valuations as a result of the higher market capitalization of BIP; and
•inflows from capital deployed and valuation increases across our perpetual strategies; partially offset by
•distributions paid to BIP’s unitholders and capital returned to investors across our long-term and perpetual private funds.
Private equity fee-bearing capital increased by $3.4 billion, due to:
•inflows from the acquisition of SVB Capital and capital deployed in our complementary strategies; and
•increase in market valuations as a result of the higher market capitalization of BBU; partially offset by
•capital returned to investors from our long-term private funds.
Real estate fee-bearing capital increased by $795 million, due to:
•capital raised from our fifth flagship real estate fund and capital deployed in our third flagship real estate fund; partially offset by
•distributions from our perpetual strategies, flagship, and other private funds; and
•lower market valuation of certain assets across our perpetual fund strategies.
Credit fee-bearing capital increased by $7.0 billion, due to:
•increase in market valuations from our liquid and perpetual strategies;
•capital deployed across our liquid and perpetual strategies and long-term private funds (including our twelfth flagship opportunistic credit fund); and
•inflows from the acquisition of Castlelake L.P. (“Castlelake”); partially offset by
•outflows and redemptions from our liquid and perpetual strategies and long-term private funds; and
•distributions to unitholders across our Oaktree, infrastructure and real estate debt strategies.
36    BROOKFIELD CORPORATION

CARRY ELIGIBLE CAPITAL
Carry eligible capital1 increased by $931 million during the quarter to $233.2 billion as at September 30, 2024 (June 30, 2024 – $232.3 billion), primarily related to our acquisition of Castlelake, partially offset by distributions from our fourth flagship private equity fund and the return of capital in our closed-end credit funds.
As at September 30, 2024, $165.2 billion of carry eligible capital was deployed (June 30, 2024 – $164.1 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently $68.0 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (June 30, 2024 – $68.2 billion).
OPERATING RESULTS
DE from our Asset Management business includes fee-related earnings, net of corporate costs, excluding equity-based compensation costs and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings includes fees earned by BAM on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities. DE from our Asset Management business also includes operating earnings from our interests in direct investments. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.
i.Distributable earnings from BAM

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2024	2023
Fee revenues[1]
Base management fees	$1,094	$998
Incentive distributions	106	94
Transaction and advisory fees	10	17
	1,210	1,109
Less: direct costs	(538)	(511)
	672	598
Less: fee-related earnings not attributable to the Corporation	(28)	(33)
Fee-related earnings	644	565
Cash taxes	(84)	(46)
Other income	33	41
Add back: equity-based compensation costs	26	8
	619	568
Amounts not attributable to the Corporation	(166)	(142)
Distributable earnings from BAM	$453	$426
Fee-related earnings increased to $644 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and growth in incentive distributions from BIP and BEP, partially offset by increased direct costs.

1.See definition in Glossary of Terms beginning on page 58.
Q3 2024 Interim Report    37

Base management fees increased by $96 million or 10% from the prior year quarter as a result of the following activity:
•$70 million increase from our credit business due to the closing of the AEL mandate as well as capital deployed across our opportunistic credit flagship fund and other debt funds;
•$23 million increase from our real estate business due to capital raised for our fifth opportunistic real estate fund strategy and higher valuations of certain assets across our perpetual fund strategies; and
•$14 million increase from our renewable power and transition business as higher capitalization of BEP as a result of a higher trading price and capital raised for our second global transition fund were partially offset by the end of the investment period for our fourth infrastructure flagship fund1; and
•Our infrastructure business was in line with the prior year quarter as higher capitalization of BIP as a result of a higher trading price and capital deployed in our supercore infrastructure strategy as well as capital raised in our infrastructure income strategy were offset by the end of the investment period for our fourth infrastructure flagship fund; partially offset by
•$11 million decrease from our private equity business due to the end of the investment period for our fifth flagship private equity fund.
Incentive distributions across our perpetual affiliates increased by $12 million to $106 million, due to higher distributions paid by BIP and BEP compared to the prior year quarter.
The margin on our fee-related earnings was 58% in the current period (2023 – 56%). Our fee-related earnings margin, including 100% of Oaktree’s fee-related earnings, was 56% in the current period (2023 – 54%). Our margins increased due to contributions from the AEL mandate, improvement in listed affiliate pricing and continued fundraising momentum.
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $27 million from the prior year quarter as we continue to scale our asset management franchise, including enhancing our fundraising and client service capabilities and developing new complementary strategies.
Cash taxes and other income are comprised of investment income, interest income and expenses and other income in our asset management business. Amounts not attributable to the Corporation relate to non-controlling interest (“NCI”) of our asset management business.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $61 million of carried interest, net of direct costs (2023 – $94 million), which were primarily driven by realizations from our infrastructure funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iv) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Direct investments
DE before realizations from our direct investments of $241 million was $33 million higher than the prior year quarter. The increase is mainly attributable to strong investment performance and distributions from our opportunistic credit flagship fund.

1.Related to renewable power and transition assets.
38    BROOKFIELD CORPORATION

iv.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest1 and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2024			2023
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$10,732	$(3,534)	$7,198	$9,464	$(3,056)	$6,408
In-period change
Generated in period	723	(214)	509	619	(260)	359
Foreign currency revaluation	133	(35)	98	(98)	32	(66)
	856	(249)	607	521	(228)	293
Less: realized	(74)	12	(62)	(131)	36	(95)
	782	(237)	545	390	(192)	198
Accumulated unrealized, end of period	11,514	(3,771)	7,743	9,854	(3,248)	6,606
Carried interest not attributable to the Corporation	(1,419)	671	(748)	(1,194)	576	(618)
Accumulated unrealized, end of period, net	$10,095	$(3,100)	$6,995	$8,660	$(2,672)	$5,988
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $723 million, primarily related to increased valuations in our infrastructure and credit funds.
Accumulated unrealized carried interest, at our share1, totaled $10.1 billion as at September 30, 2024. We estimate approximately $3.1 billion in associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $5.7 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetizations.

1.See definition in Glossary of Terms beginning on page 58.
Q3 2024 Interim Report    39

WEALTH SOLUTIONS
Our capital invested in our Wealth Solutions business is via our equity accounted investment in BWS.1
BWS is a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions. Through operating subsidiaries, the business offers a broad range of products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. The business seeks to generate attractive risk adjusted returns on equity over the long term by investing predominantly in credit products to earn an investment return that exceeds its cost of liabilities.
The business may seek to add duration and diversification to its investment portfolio by acquiring public and private real assets across many of the asset classes in which Brookfield has a long-dated track record of success, including real estate, royalties, or public securities (among other assets). These acquisitions could be made in the open market or from assets currently owned by the Corporation.
SUMMARY OF OPERATING RESULTS
Distributable operating earnings (“DOE”) is a key measure of our Wealth Solutions business’ financial performance and is equivalent to its DE. The following table disaggregates our Wealth Solutions segment’s DOE to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2024	2023
Net investment income	$1,386	$589
Cost of funds[2]	(854)	(314)
Interest expense	(96)	(47)
Operating expenses and other[2]	(66)	(46)
Distributable operating earnings	370	182
Less: amounts not attributable to the Corporation	(6)	—
Distributable operating earnings attributable to the Corporation	$364	$182
Our DOE from our Wealth Solutions business was $364 million in the quarter, a $182 million increase from the prior year quarter, benefitting from the close of AEL in May 2024 and Argo in November 2023, organic growth, and strong investment performance.
The business continues to benefit from the repositioning of our investment portfolio and the strength in our investment performance. As at September 30, 2024, insurance assets within our Wealth Solutions business were over $115 billion, as we generated approximately $4.5 billion of organic inflows in the quarter, primarily driven by retail and institutional annuity sales. Spread earnings on the investment portfolio were 1.8% for the quarter and are expected to grow as we continue to reposition the investment portfolio.
COMMON EQUITY
Common equity in our Wealth Solutions segment was $9.4 billion3 as at September 30, 2024 (December 31, 2023 – $6.1 billion). The increase is due to the contribution of approximately $1 billion of BAM shares to our Wealth Solutions business as part of the consideration for the acquisition of AEL, and the reinvestment of DE to support the continued growth of this business.

1.We refer to BWS as a “paired entity” to the Corporation. Each BWS Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of the Corporation), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. The Corporation owns 100% of the BWS Class C shares, which entitles the Corporation to the residual economic interest in BWS.
2.For comparability with peers, we have reclassified current income taxes of $27 million for the three months ended September 30, 2023 from cost of funds to operating expenses and other.
3.Our common equity in our Wealth Solutions business includes $2.1 billion of DOE retained in this business since inception.
40    BROOKFIELD CORPORATION

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Renewable Power and Transition segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Renewable[1]	i	$112	$104	$3,431	$4,302
Energy contracts	ii	(10)	(7)	553	585
		$102	$97	$3,984	$4,887
Cash distributions received		$97	$98
FFO increased by $5 million compared to the prior year quarter as contributions from favourable pricing on our Spanish wind an solar assets and strong hydrology in Latin America were partially offset by net disposition activity and increased interest expense due to additional borrowings to finance ongoing capital projects.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND MILLIONS)	Actual Generation (GWh)[4]		Long-Term Average (GWh)[2]		FFO
	2024	2023	2024	2023	2024	2023
Hydroelectric	4,005	4,061	4,367	4,372	$96	$129
Wind	1,751	1,277	2,072	1,575	80	94
Utility-scale solar	1,152	687	1,363	880	127	51
Distributed energy & sustainable solutions	412	361	330	283	115	39
Corporate	—	—	—	—	(140)	(60)
Attributable to unitholders	7,320	6,386	8,132	7,110	278	253
Non-controlling interests and other[3]					(166)	(149)
Brookfield’s interest					$112	$104
2.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
3.Includes incentive distributions paid to Brookfield of $31 million (2023 – $28 million) as the general partner of BEP.

BEP’s FFO for the quarter was $278 million, of which our share was $112 million. Generation in the quarter totaled 7,320 GWh, a 15% increase compared to the prior year quarter. Generation in the quarter was 10% lower than the long-term average (“LTA”)4 primarily due to lower hydrology in North and South America, and lower wind and solar resources across our portfolio. Key variances for our operations are described on the following page.

1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 69.2 million Class A limited partnership units, 4.0 million general partnership units, as well as 34.7 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 46% in BEP. As at September 30, 2024, 10.1 million Class A shares of BEPC and $5.1 million LP units of BEP were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
4.See definition in Glossary of Terms beginning on page 58.
Q3 2024 Interim Report    41

Hydroelectric
FFO of $96 million in the current quarter was $33 million lower than the prior year quarter primarily due to:
•higher revenue due to inflation indexation across the business and strong hydrology in Latin America; more than offset by
•weaker hydrology in the U.S. and unfavourable pricing in Brazil.
Wind
FFO of $80 million in the current quarter decreased by $14 million relative to the prior year quarter primarily due to:
•a gain on the partial sale of a 850MW repowering project in the U.S.;
•contributions from newly acquired and commissioned facilities; and
•favorable pricing on our Spanish assets; more than offset by
•absence of a gain on the sale of certain non-core assets in Uruguay in the prior year quarter.
Utility-Scale Solar
FFO in the current quarter increased by $76 million relative to the prior year quarter primarily due to:
•contributions from newly acquired and commissioned facilities; and
•favourable pricing on our Spanish assets.
Distributed Energy & Sustainable Solutions
FFO of $115 million from our distributed energy and sustainable solutions operation increased by $76 million relative to the prior year quarter, primarily due to the impact of growth from recent acquisitions and development activities, and increased volumes from pumped storage due to the timing of maintenance activities in the prior year quarter.
Corporate
The corporate FFO deficit increased by $80 million primarily due to additional corporate level borrowings to finance ongoing capital projects, absence of contribution from certain non-core assets in the prior year quarter, and higher management fees as a result of the higher market capitalization of BEP.
ii.Energy Contracts
During the quarter, we purchased 778 GWh (2023 – 858 GWh) from BEP at $74 per MWh (2023 – $75 per MWh) and sold the purchased generation at an average selling price of $61 per MWh (2023 – $68 per MWh). As a result, we recognized FFO deficit of $10 million due to lower market pricing.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment was $4.0 billion as at September 30, 2024 (December 31, 2023 – $4.9 billion). Contributions from FFO were more than offset by distributions to unitholders, and the impacts of depreciation and foreign exchange.

1.See definition in Glossary of Terms beginning on page 58.
42    BROOKFIELD CORPORATION

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Infrastructure segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Infrastructure[1]	i	$136	$131	$2,175	$2,537
Realized disposition gains		—	3	—	—
		$136	$134	$2,175	$2,537
Cash distributions received		$84	$80
FFO was in line with the prior year quarter. Excluding the impact of disposition gains, operating FFO increased by $5 million due to net acquisition activity, inflation indexation on contracts, and volume growth across our business, partially offset by increased interest expense due to additional borrowings to finance ongoing capital projects, as well as the impact of foreign exchange.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2024	2023
Utilities	$188	$229
Transport	308	205
Midstream	147	163
Data	85	66
Corporate	(129)	(103)
Attributable to unitholders	599	560
Non-controlling interests and other[2]	(459)	(422)
Segment reallocation[3]	(4)	(7)
Brookfield’s interest	$136	$131
2.Includes incentive distributions paid to Brookfield of $74 million (2023 – $66 million) as the general partner of BIP.
3.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify.

BIP’s FFO for the quarter was $599 million, of which our share was $136 million compared to $131 million in the prior year quarter. Key variances for our operations are described on the following page.

1.Brookfield’s interest consists of 190.3 million redemption-exchange units, 1.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 26% in BIP. As at September 30, 2024, 3.3 million LP units of BIP were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
Q3 2024 Interim Report    43

Utilities
FFO in our utilities operations of $188 million was $41 million lower than the prior year quarter. The decrease is mainly attributable to:
•organic growth as a result of inflation indexation and rate base increases; more than offset by
•higher interest expense, primarily from additional borrowings to support capital projects and upfinancings; and
•absence of contributions from an Australian regulated utility divested in the third quarter of 2023.
Transport
FFO from our transport operations of $308 million was $103 million higher than the prior year quarter. The increase is primarily due to:
•strong growth due to inflationary tariff increases and higher volumes across the segment;
•contributions from our global intermodal logistics operation acquired in the third quarter of 2023; and
•additional interest acquired in our Brazilian rail and port logistics business in the second quarter of 2024.
Midstream
FFO from our midstream operations of $147 million was $16 million lower than the prior year quarter as higher contracted and market sensitive revenues across our midstream operations were more than offset by higher interest expense incurred primarily to finance ongoing capital projects and upfinancings.
Data
FFO from our data operations of $85 million was $19 million higher than the prior year quarter. The increase is primarily due to:
•additional points-of-presence across our telecom tower and fiber operations and megawatts commissioned across our global data center platform; and
•contributions from the acquisitions of a North American retail colocation data center business in the first quarter of 2024, a U.S. hyperscale data center platform in the fourth quarter of 2023, and an Indian telecom tower operation in the third quarter of 2024.
Corporate
The Corporate FFO deficit of $129 million increased by $26 million from the prior year quarter, primarily due to higher management fees as a result of the higher market capitalization of BIP and additional corporate level borrowings.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.2 billion as at September 30, 2024 (December 31, 2023 – $2.5 billion), as contributions from earnings were more than offset by distributions to unitholders. This equity is primarily comprised of our investments in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
44    BROOKFIELD CORPORATION

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of FFO and common equity of entities in our Private Equity segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		FFO		Common Equity
	Ref.	2024	2023	2024	2023
Brookfield Business Partners[1]	i	$296	$142	$3,265	$3,291
Realized disposition gains	ii	86	46	—	—
		$382	$188	$3,265	$3,291
Cash distributions received[2]		$9	$9
2.BBU pays a modest distribution as the majority of its FFO is reinvested within the business.
FFO increased by $194 million compared to the prior year quarter, primarily due to same-store growth from commercial execution, and business optimization initiatives across our business, recognition of a benefit under the U.S. IRA at our advanced energy storage operation, as well as disposition gains from the sale of our road fuels operation and deconsolidation of our payment processing services operation, partially offset by disposition activity in our infrastructure services operations.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the period-over-period variances:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2024	2023
Business services	$245	$123
Infrastructure services	61	106
Industrials	356	152
Corporate	(80)	(93)
Attributable to unitholders	582	288
Non-controlling interests	(200)	(100)
Segment reallocation and other[3]	(86)	(46)
Brookfield’s interest	$296	$142
3.Segment reallocation and other refers to realized disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $582 million of FFO compared to $288 million in the prior year quarter, with our share being $296 million compared to $142 million in the prior year quarter. Key variances are described on the following page.

1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 25.6 million limited partnership units, four general partnership units, four special limited partnership units, as well as 36.9 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 61% in BBU. As at September 30, 2024, 10.3 million Class A shares of BBUC were held by wholly-owned subsidiaries of BWS. The Corporation and BWS agreed under a voting agreement that all decisions to be made by subsidiaries of BWS with respect to the voting of these Class A shares will be made jointly by mutual agreement. As a result of the paired share status of BN and BWS and our ownership of all the issued and outstanding BWS Class C shares, the shareholders of BN and BWS will continue to benefit from the economic return of the transferred assets.
Q3 2024 Interim Report    45

Business Services
Business services generated FFO of $245 million, an increase of $122 million compared to the prior year quarter, primarily driven by:
•increased contributions from our residential mortgage insurer due to higher insurance revenue and investment income; and
•gains on disposition of our road fuels operation and deconsolidation of our payment processing services operation.
Infrastructure Services
Within our infrastructure services, we generated $61 million of FFO, a decrease of $45 million compared to the prior year quarter, largely driven by:
•increased contributions from our offshore oil services due to higher performance from fleet utilization; more than offset by
•reduced contributions from our nuclear technology services operation divested in the fourth quarter of 2023.
Industrials
Industrials generated $356 million of FFO, an increase of $204 million compared to prior year quarter, primarily due to:
•reduction to direct operating costs related to the recognition of a benefit under the U.S. IRA, as well as increased demand for higher margin advanced batteries, both at our advanced energy storage operation; partially offset by
•lower volumes at our engineered components manufacturing.
Corporate
The corporate FFO deficit decreased by $13 million compared to the prior year quarter, primarily due to lower distributions on preferred equity securities upon partial redemption in the fourth quarter of 2023.
ii.Realized Disposition Gains
Realized disposition gains of $86 million in the quarter are primarily due to the disposition of our road fuels operation and deconsolidation of our payment processing services operation.
Realized disposition gains of $46 million in the prior year quarter were primarily due to the disposition of a majority of our automotive aftermarket parts remanufacturer.
COMMON EQUITY
Common equity in our Private Equity segment was $3.3 billion as at September 30, 2024 (December 31, 2023 – $3.3 billion), in line with the prior year as contributions from FFO were offset by the impacts of depreciation and foreign exchange. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
46    BROOKFIELD CORPORATION

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates our share of NOI and common equity of entities in our Real Estate segment. In addition, we provide the cash distributions received. We have provided additional detail, where referenced, to explain significant movements from the prior period.
We present the operating results of our Real Estate segment based on our strategy to invest in core and transitional and development properties. The following table disaggregates BPG’s NOI by business line to facilitate analysis of the period-over-period variances:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	NOI		Common Equity
	2024	2023	2024	2023
Core	$366	$356	$15,240	$14,092
Transitional and development[1]	402	448	8,427	8,321
Brookfield Property Group[2]	$768	$804	$23,667	$22,413
1.For comparability, we have excluded property management and development fees of $8 million for the three months ended September 30, 2023 as they are no longer recognized in NOI.
2.See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
Our Real Estate business continues to benefit from strong demand amongst tenants for premium properties, supported by leasing momentum as occupancy remains high at 95% in our core portfolio. During the quarter, we signed close to 6 million square feet of office and retail leases, and our office leasing pipeline remains strong at 3.1 million square feet diversified across our global portfolio.
BPG’s NOI for the quarter was $768 million compared to $804 million in the prior year quarter. Key variances for our operations are described below.
Core
NOI of $366 million was $10 million higher than the prior year quarter, primarily due to lease commencements and increased market rents at certain office and retail properties, partially offset by the impacts of dispositions over the last twelve months.
Transitional and Development
NOI of $402 million was $46 million lower than the prior year quarter, primarily as increases from higher occupancy at certain Canadian office and U.S. retail properties was more than offset by lower lot sales from our North American residential business, as well as the impact of dispositions over the last twelve months.
COMMON EQUITY
Common equity in our Real Estate segment was $23.7 billion as at September 30, 2024 (December 31, 2023 – $22.4 billion), which increased primarily due to NOI and higher valuations in our core portfolio as well as the injection of capital to repay corporate debt.
Q3 2024 Interim Report    47

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates FFO and common equity into the principal assets and liabilities within our Corporate Activities segment to facilitate analysis:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	FFO		Common Equity
	2024	2023	2024	2023
Working capital, net of corporate cash and other	$51	$57	$1,112	$(589)
Corporate borrowings	(190)	(164)	(14,898)	(12,160)
Preferred equity[1]	—	—	(4,333)	(4,333)
	$(139)	$(107)	$(18,119)	$(17,082)
1.FFO excludes preferred share distributions of $46 million (2023 – $44 million).
Working capital, net of corporate cash and other includes corporate cash and financial assets, accounts receivable, accounts payable, and other assets and liabilities, inclusive of deferred tax assets and liabilities. Corporate cash and financial assets are generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. This amount excludes our proportionate share of cash from our Asset Management business of $661 million (December 31, 2023 – $2.0 billion), which we consider to be part of our corporate liquidity and include as part of the common equity of our Asset Management segment.
Working capital, net of corporate cash and other was in an asset position of $1.1 billion as at September 30, 2024 (December 31, 2023 – liability of $589 million), an increase from the prior year due to the repayment of amounts placed on deposit with the Corporation.
FFO from working capital, net of corporate cash and other includes realized income and expenses from corporate cash and financial assets or liabilities in addition to corporate costs and cash taxes. During the third quarter of 2024, FFO of $51 million (2023 – $57 million) was generated as gains in our trading portfolio were partially offset by interest expense on cash placed on deposit with the Corporation by our Asset Management business.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $190 million FFO deficit (2023 – $164 million) reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase in deficit from the prior year quarter was primarily attributable to corporate debt and commercial paper issuances, net of repayments completed over the last twelve months.
Preferred equity is not revalued under IFRS and is consistent with year-end. We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.

48    BROOKFIELD CORPORATION

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate Activities segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and draws on revolving credit facilities and the issuance of short-term commercial paper. As at September 30, 2024, our corporate capitalization was $66.2 billion (December 31, 2023 – $61.6 billion) with a debt to capitalization1,2 of 20% (December 31, 2023 – 20%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. As at September 30, 2024, consolidated capitalization was consistent compared to year-end. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)		Corporate		Consolidated
	Ref.	2024	2023	2024	2023
Corporate borrowings	i	$14,898	$12,160	$14,898	$12,160
Non-recourse borrowings
Subsidiary borrowings	i	—	—	17,847	16,214
Property-specific borrowings	i	—	—	214,348	205,336
		14,898	12,160	247,093	233,710
Accounts payable and other		4,055	3,359	58,558	58,893
Deferred income tax liabilities		562	117	24,866	24,987
Subsidiary equity obligations		—	—	5,212	4,145
Liabilities associated with assets classified as held for sale		—	—	2,516	118
Equity
Non-controlling interests		230	230	123,428	122,465
Preferred equity	ii	4,103	4,103	4,103	4,103
Common equity	iii	42,368	41,674	42,368	41,674
		46,701	46,007	169,899	168,242
Total capitalization		$66,216	$61,643	$508,144	$490,095

Debt to capitalization[2]	20%	20%	48%	48%

1.See definition in Glossary of Terms beginning on page 58.
2.Determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Q3 2024 Interim Report    49

i.    Borrowings
Corporate Borrowings

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Term debt	4.6%	4.4%	13	12	$12,991	$12,213
Commercial paper[1]	5.5%	6.1%	<1	<1	1,999	31
Deferred financing costs	n/a	n/a	n/a	n/a	(92)	(84)
Total					$14,898	$12,160
1.Our commercial paper program is backed by our revolving credit facility, which matures in June 2029.
As at September 30, 2024, corporate borrowings included term debt of $13.0 billion (December 31, 2023 – $12.2 billion) which had an average term to maturity of 13 years (December 31, 2023 – 12 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2025 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
We had $2.0 billion of commercial paper outstanding and no draws on our $3.4 billion revolving facility as at September 30, 2024 (December 31, 2023 – $31 million of commercial paper outstanding). As at September 30, 2024, $40 million of the facilities were utilized for letters of credit (December 31, 2023 – $57 million).
Subsidiary Borrowings
We endeavor to capitalize our perpetual affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Renewable Power and Transition	4.7%	4.4%	9	10	$4,159	$2,832
Infrastructure	5.2%	4.9%	10	9	5,155	4,911
Private Equity	7.8%	8.6%	3	4	2,868	1,589
Real Estate	6.0%	6.2%	4	4	5,665	6,882
Total	5.8%	5.7%	7	6	$17,847	$16,214
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2024	2023	2024	2023	2024	2023
Renewable Power and Transition	6.7%	6.9%	9	8	$27,125	$28,635
Infrastructure	6.6%	6.4%	7	6	55,224	46,083
Private Equity & Other	7.9%	8.5%	7	6	42,207	43,884
Real Estate[1]	7.1%	7.2%	2	3	89,792	86,734
Total	7.1%	7.2%	5	5	$214,348	$205,336
1.Includes $64.8 billion (December 31, 2023 – $59.4 billion) of borrowings associated with real estate LP investments from our Asset Management segment.
50    BROOKFIELD CORPORATION

Property-specific borrowings have increased by $9.0 billion since December 31, 2023, primarily due acquisitions within our Infrastructure business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at September 30, 2024, 75% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Fixed Rate				Floating Rate
	2024		2023		2024		2023
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$14,898	4.4%	$12,160	—%	$—	—%	$—
Subsidiary borrowings	5.0%	10,804	4.8%	10,978	7.0%	7,043	7.7%	5,236
Property-specific borrowings	5.4%	74,758	5.1%	67,729	8.0%	139,590	8.3%	137,607
Total	5.2%	$100,460	4.9%	$90,867	7.9%	$146,633	8.2%	$142,843
ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Term	Average Rate		Amount
		2024	2023	2024	2023
Fixed rate-reset	Perpetual	4.9%	4.7%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	5.0%	5.3%	463	463
Total		4.9%	4.8%	$4,103	$4,103
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2024 was 283 basis points.

Q3 2024 Interim Report    51

iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Outstanding at beginning of period[1]	1,508.2	1,563.9	1,523.5	1,573.4
Issued (repurchased)
Issuances	0.9	0.3	2.5	0.5
Repurchases	(1.8)	(6.7)	(22.1)	(18.4)
Long-term share ownership plans[2]	1.9	1.1	5.3	3.0
Dividend reinvestment plan and others	—	—	—	0.1
Outstanding at end of period	1,509.2	1,558.6	1,509.2	1,558.6
Unexercised options and other share-based plans[2] and exchangeable shares of affiliate[1]	95.4	53.4	95.4	53.4
Total diluted shares at end of period	1,604.6	1,612.0	1,604.6	1,612.0
1.In the fourth quarter of 2023, 33 million BN Class A shares were voluntarily exchanged for newly-issued BWS Class A-1 exchangeable non-voting shares on a one-for-one basis. During the third quarter of 2024, BWS re-designated its Class A-1 exchangeable non-voting shares into BWS Class A exchangeable voting shares.
2.Includes management share option plan and restricted stock plan.
The company holds 102.3 million Class A shares (September 30, 2023 – 78.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 20.8 million (September 30, 2023 – nil) shares issuable in respect of these plans based on the market value of the Class A shares as at September 30, 2024, resulting in a net reduction of 81.5 million (September 30, 2023 – 78.6 million) diluted shares outstanding.
During the third quarter of 2024, 3.0 million options were exercised, of which 2.7 million and 0.3 million were issued on a net-settled and gross basis, respectively, resulting in the cancellation of 1.7 million vested options.
The cash value of unexercised options was $0.9 billion as at September 30, 2024 (September 30, 2023 – $1.1 billion) based on the proceeds that would be paid on exercise of the options.
As at November 12, 2024, the Corporation had 1,508,382,636 Class A shares and 85,120 Class B shares outstanding. Refer to Note 12 of the consolidated financial statements for additional information on equity.
52    BROOKFIELD CORPORATION

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity1, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our Operating Businesses and our Wealth Solutions business because of their role in funding acquisitions both directly and through funds managed by our Asset Management business. On a group basis, we had $66 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $152 billion of total liquidity1, including third-party commitments available for drawdown in the private funds of our Asset Management business, as at September 30, 2024.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and commitments into the funds managed by our Asset Management business. We do not have any debt maturities until January 2025, when approximately $500 million is due. Periodically, we will fund capital calls for our fund commitments, strategic acquisitions to expand our capabilities and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that are managed by our Asset Management business. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds in our Asset Management business, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates as well as the Corporation. As at September 30, 2024, the Corporation has the following commitments in funds managed by our Asset Management business:

AS AT SEP. 30, 2024 (MILLIONS)
	Total Commitment	Funded Amount
Brookfield Strategic Real Estate Partners III	$2,750	$2,736
Brookfield Strategic Real Estate Partners IV	3,500	2,427
Brookfield Strategic Real Estate Partners V	3,000	—
Oaktree Opportunities Fund XI	750	638
Oaktree Opportunities Fund XII	796	38
	$10,796	$5,839
In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

1.See definition in Glossary of Terms beginning on page 58.
Q3 2024 Interim Report    53

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Corporate Liquidity[1]		Group Liquidity
	2024	2023	2024	2023
Cash and financial assets, net	$2,368	$2,013	$56,446	$29,161
Undrawn committed credit facilities	3,360	2,533	9,899	9,009
Core liquidity	5,728	4,546	66,345	38,170
Uncalled private fund commitments	—	—	85,294	85,658
Total liquidity[2]	$5,728	$4,546	$151,639	$123,828
1.Corporate cash and financial assets includes $661 million of our proportionate share of our Asset Management business’ cash as at September 30, 2024 (December 31, 2023 – $2.0 billion).
2.Includes $52 billion of liquidity held through our insurance portfolio (December 31, 2023 – $24 billion).
As at September 30, 2024, the Corporation’s core liquidity was $5.7 billion, consisting of $2.4 billion in cash and financial assets, inclusive of our proportionate share of our Asset Management business’ cash, and $3.4 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and funding strategic transactions.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on the following page. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
Corporate liquidity increased by $1.2 billion compared to the prior year due to an increase in cash and financial assets and additional capacity under our credit facilities.
The increase in cash and financial assets was primarily due to distributable earnings and net financing activities, partially offset by capital reinvested in our business and returned to shareholders in the form of dividends and share repurchases.
In the first nine months of 2024, we had net financing activities of $2.7 billion related to our $750 million 30-year bond issuances in March 2024, the issuance of $450 million of 10-year bonds and the re-opening of $200 million of 30-year bonds in June 2024, and $2.0 billion in commercial paper issuances, net, partially offset by repayment of maturing terms notes. We also enhanced our corporate liquidity by upsizing our external credit facility capacity by over $800 million to $3.4 billion.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s operating businesses based on current distribution policies for each entity:

AS AT SEP. 30, 2024 (MILLIONS EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Brookfield Renewable[4]	46%	302.4	$1.42	$8,677	$429	$321
Brookfield Infrastructure[5]	26%	207.1	1.62	7,366	336	252
Brookfield Business Partners[6]	61%	132.2	0.25	3,170	33	27
Brookfield Property Group	100%	n/a	n/a	n/a	1,627	1,104
Total					$2,425	$1,704
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on September 30, 2024.
3.Distributions (current rate) are calculated by multiplying units held as at September 30, 2024 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.

54    BROOKFIELD CORPORATION

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Operating activities	$3,388	$3,437	$4,404	$4,961
Financing activities	4,490	6,256	17,068	16,794
Investing activities	(7,329)	(9,874)	(20,531)	(24,038)
Change in cash and cash equivalents	$549	$(181)	$941	$(2,283)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $3.4 billion in the third quarter of 2024, a $49 million decrease from the prior year quarter. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $1.7 billion versus the prior year quarter. Contributions from same-store growth and acquisitions, net of dispositions, over the last twelve months were partially offset by higher interest expense primarily due to incremental debt to finance growth and ongoing capital projects.
Financing Activities
Net cash flows from financing activities totaled $4.5 billion in the third quarter of 2024 compared to $6.3 billion in the prior year quarter, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments of $3.6 billion;
•capital provided by non-controlling interests, net of capital repaid, of $1.9 billion; and
•net draws on non-recourse credit facilities of $959 million; partially offset by
•cash distributions to non-controlling interests and shareholders of $2.1 billion;
•common shares repurchases of $79 million.
Investing Activities
Net cash flows used by investing activities were $7.3 billion in the third quarter of 2024 compared to $9.9 billion in the prior year quarter, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $2.1 billion;
•acquisitions and additions to PP&E, net of dispositions, of $2.0 billion;
•acquisitions and additions to investment properties, net of dispositions, of $1.1 billion; and
•acquisitions of equity accounted investments, net of dispositions, of $1.9 billion, primarily associated with investments in our Asset Management business and acquisitions in our Private Equity and Infrastructure segments.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
Q3 2024 Interim Report    55

PART 5
ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 11 of the 2023 audited consolidated financial statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
ACCOUNTING ESTIMATES
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term. As at September 30, 2024, our office portfolio (core and transitional and development) has a combined 89% occupancy level and an 8-year average lease life, while our retail portfolio (core and transitional and development) has a combined occupancy rate of 95%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
56    BROOKFIELD CORPORATION

We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. These appraisals, along with market comparables and third-party valuation metric analyses, are used to support our internally-prepared valuations; significant differences are reconciled as they arise. During the nine months ended September 30, 2024, we obtained 19 external appraisals of our operating properties representing $5.6 billion of assets; external appraisals were within 2% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as at September 30, 2024 and December 31, 2023 are summarized below.

AS AT SEP. 30, 2024 AND DEC. 31, 2023	Core		Transitional and development		LP investments		Weighted average
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate	6.2%	6.2%	7.9%	7.9%	8.6%	8.6%	8.0%	8.0%
Terminal capitalization rate	4.8%	4.8%	6.3%	6.2%	5.9%	5.8%	5.8%	5.7%
Investment horizon (years)	10	11	10	10	13	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at September 30, 2024 from a 25-basis point change to the relevant unobservable inputs in isolation and does not present the impact on the fair value from other factors such as changes in cash flows or inflation. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within our consolidated financial statements on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT SEP. 30, 2024 (MILLIONS)	Fair Value	Sensitivity
Core	$18,789	$1,268
Transitional and development	22,171	644
LP Investments	83,393	3,708
Other investment properties	5,233	171
Total	$129,586	$5,791

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
INTERNAL CONTROL OVER FINANCIAL REPORTING
No change in our internal control over financial reporting occurred during the three and nine months ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Q3 2024 Interim Report    57

GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Corporation and its consolidated subsidiaries. The “Corporation” refers to our business which is comprised of our Asset Management, Wealth Solutions and Operating Businesses.
We refer to investors in the Corporation as shareholders and we refer to investors in the private funds of our Asset Management business and perpetual affiliates as investors.
We use asset manager to refer to Brookfield Asset Management ULC which offers a variety of investment products to our investors:
•We have over 50 active funds across major asset classes: renewable power and transition, infrastructure, private equity, real estate and credit. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as the private funds of our Asset Management business.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• BAM – Brookfield Asset Management ULC	• BIPC – Brookfield Infrastructure Corporation
• BBU – Brookfield Business Partners L.P.	• BPG – Brookfield Property Group
• BBUC – Brookfield Business Corporation	• BPY – Brookfield Property Partners L.P.
• BEP – Brookfield Renewable Partners L.P.	• BWS – Brookfield Wealth Solutions Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.	• AEL – American Equity Life
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that our Asset Management business manages, on a gross asset value basis, including assets for which this business earns management fees and those for which they do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments in which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Our Asset Management business’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    BROOKFIELD CORPORATION

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at September 30, 2024, was as follows: BEP/BEPC – $25.0 billion; BIP/BIPC – $35.0 billion; BBU/BBUC – $7.2 billion; and BPG – $17.1 billion.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e., uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a predetermined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2024	2023
Realized carried interest[1]	$74	$131
Less: direct costs associated with realized carried interest	(12)	(36)
	62	95
Less: realized carried interest not attributable to Corporation	(1)	(1)
Realized carried interest, net	$61	$94
1.Includes $3 million of realized carried interest related to Oaktree (2023 – $2 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Consolidated capitalization is a non-IFRS measure that reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method.
Q3 2024 Interim Report    59

Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate Activities segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current period. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings (“DE”) is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of distributable earnings before realizations from our Asset Management business and our Wealth Solutions business, distributions received from our ownership of our Operating Businesses, realized carried interest and disposition gains from principal investments, net of Corporate Activities FFO, preferred share dividends and equity-based compensation costs.
Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments.
Distributable earnings from our Wealth Solutions business is equivalent to its distributable operating earnings (“DOE”), which is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
Distributable earnings before realizations (“DE before realizations”) is DE excluding realized carried interest and disposition gains from principal investments. We use DE before realizations to provide additional insight regarding recurring DE of the business.

60    BROOKFIELD CORPORATION

The following table reconciles net income to DE, DE before realizations, FFO, and Operating FFO:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Net income	$1,518	$35	$1,752	$1,971
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	1,158	298	2,231	1,805
Fair value changes and other	179	503	967	403
Depreciation and amortization	2,410	2,246	7,320	6,648
Deferred income taxes	(324)	(238)	(423)	(481)
Realized disposition gains in fair value changes or equity	(166)	203	1,013	602
Non-controlling interests in FFO[2]	(3,593)	(1,906)	(8,353)	(7,255)
Funds from operations	1,182	1,141	4,507	3,693
Less: total disposition gains	77	(252)	(1,245)	(880)
Less: realized carried interest, net	(61)	(94)	(295)	(470)
Operating funds from operations	1,198	795	2,967	2,343
Less: Operating FFO from BAM	(448)	(420)	(1,240)	(1,217)
Less: Operating FFO from Asset Management direct investments	3	66	6	72
Less: Operating FFO from Operating Businesses	(528)	(366)	(1,325)	(1,100)
Distributions from BAM	453	426	1,262	1,243
Distributions from Asset Management direct investments	241	208	689	662
Distributions from Operating Businesses	356	366	1,064	1,062
Add back: equity-based compensation costs	28	26	83	82
Preferred share dividends	(44)	(45)	(133)	(133)
Distributable earnings before realizations	1,259	1,056	3,373	3,014
Realized carried interest, net	61	94	295	470
Disposition gains from principal investments	5	—	1,000	10
Distributable earnings	$1,325	$1,150	$4,668	$3,494
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We assess our segment performance using DE from our Asset Management segment, DOE from our Wealth Solutions business, NOI from our Real Estate segment, and FFO for all other segments as our key measures of financial performance and our segment measures of profit and loss. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

Q3 2024 Interim Report    61

Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that are managed by our Asset Management business which entitles that business to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within the private funds of our Asset Management business.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Long-term private funds are long duration and closed-end in nature and include value-add and opportunistic strategies. Capital is typically committed for 10 years from the inception of the fund with two one-year extension options.
Perpetual strategies include capital in our perpetual affiliates and perpetual private funds, which includes core and core plus strategies that can continually raise new capital.
Liquid strategies represent publicly listed funds and separately managed accounts, focused on fixed income and equity securities across a number of difference sectors.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See the below table which reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues and fee-related earnings to revenue, the most comparable IFRS measure:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Revenue	$20,623	$24,441	$66,580	$71,406
Add: fee revenues from Oaktree	323	309	961	897
Add: inter-segment and other fee revenues	(1,758)	(2,103)	(5,284)	(5,597)
Less: external revenues from consolidated subsidiaries other than BAM	(17,978)	(21,538)	(58,786)	(63,431)
Fee revenues	1,210	1,109	3,471	3,275
Direct costs	(538)	(511)	(1,606)	(1,522)
	672	598	1,865	1,753
Less: amounts attributable to other shareholders	(28)	(33)	(86)	(93)
Fee-related earnings	$644	$565	$1,779	$1,660

62    BROOKFIELD CORPORATION

Funds from operations (“FFO”) is a non-IFRS measure that includes the fees that we earn from our Asset Management business managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our Operating Businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business. FFO also includes realized disposition gains and losses, which are defined in this glossary of terms.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key difference between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT is that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Operating FFO is FFO excluding realized disposition gains. We use Operating FFO to provide additional insight regarding the recurring performance of the business.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to our asset management business by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT SEP. 30, 2024	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.62	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.42	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of our perpetual investments, which include our interests in BAM and perpetual affiliates, other investments and corporate activities. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Q3 2024 Interim Report    63

Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Net operating income (“NOI”) is a key measure of our Real Estate segment’s financial performance and is defined as property-specific revenues less direct operating expenses before the impact of depreciation and amortization. Refer to Note 3 Segmented Information in our consolidated financial statements for a reconciliation of net income to segment measures of profit or loss.
Performance fees is an IFRS measure. Performance fees are generated by our asset management business when the unit price performance of BBU exceeds a prescribed high-water mark. In addition, performance fees are earned on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future.
Accumulated unrealized carried interest, net is accumulated unrealized carried interest after direct costs, which include employee expenses and taxes at our share.
64    BROOKFIELD CORPORATION

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Note	2024	2023
Assets
Cash and cash equivalents	5	$11,824	$11,222
Other financial assets	5,6	30,096	28,324
Accounts receivable and other	5,6	28,674	28,512
Inventory	6	11,031	11,412
Assets classified as held for sale	7	7,282	2,489
Equity accounted investments	8	65,101	59,124
Investment properties	9	129,586	124,152
Property, plant and equipment	10	148,305	147,617
Intangible assets		37,420	38,994
Goodwill		34,812	34,911
Deferred income tax assets		4,013	3,338
Total assets		$508,144	$490,095

Liabilities and equity
Corporate borrowings	5,6	$14,898	$12,160
Accounts payable and other	5,6	58,558	58,893
Liabilities associated with assets classified as held for sale	7	2,516	118
Non-recourse borrowings of managed entities	5,6	232,195	221,550
Deferred income tax liabilities		24,866	24,987
Subsidiary equity obligations	5	5,212	4,145

Equity
Preferred equity		4,103	4,103
Non-controlling interests		123,428	122,465
Common equity	12	42,368	41,674
Total equity		169,899	168,242
Total liabilities and equity		$508,144	$490,095
Q3 2024 Interim Report    65

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2024	2023	2024	2023
Revenues	13	$20,623	$24,441	$66,580	$71,406
Direct costs		(15,344)	(21,088)	(53,542)	(60,814)
Other income and gains		711	381	1,195	2,245
Equity accounted income	8	184	809	1,695	1,639
Expenses
Corporate borrowings		(190)	(164)	(544)	(454)
Non-recourse borrowings		(4,142)	(3,917)	(12,092)	(11,004)
Corporate costs		(20)	(16)	(56)	(53)
Fair value changes	14	(166)	(170)	(761)	(70)
Income taxes		(138)	(241)	(723)	(924)
Net income		$1,518	$35	$1,752	$1,971
Net income (loss) attributable to:
Shareholders		$64	$230	$209	$431
Non-controlling interests		1,454	(195)	1,543	1,540
		$1,518	$35	$1,752	$1,971
Net income per share:
Diluted	12	$0.01	$0.12	$0.05	$0.20
Basic	12	0.01	0.12	0.05	0.20
66    BROOKFIELD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2024	2023	2024	2023
Net income		$1,518	$35	$1,752	$1,971
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		(1,080)	695	(693)	1,121
Marketable securities		168	6	191	170
Equity accounted investments	8	1,177	20	1,533	44
Foreign currency translation		1,036	(1,320)	(1,215)	170
Income taxes		165	(47)	136	(105)
		1,466	(646)	(48)	1,400
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	(125)	5	(251)	(49)
Revaluation of pension obligations		8	(4)	42	2
Equity accounted investments	8	10	1	28	15
Marketable securities		19	44	62	73
Income taxes		(153)	(8)	(236)	18
		(241)	38	(355)	59
Other comprehensive income (loss)		1,225	(608)	(403)	1,459
Comprehensive income (loss)		$2,743	$(573)	$1,349	$3,430
Attributable to:
Shareholders
Net income		$64	$230	$209	$431
Other comprehensive income (loss)		1,229	(423)	1,161	329
Comprehensive income (loss)		$1,293	$(193)	$1,370	$760

Non-controlling interests
Net income (loss)		$1,454	$(195)	$1,543	$1,540
Other comprehensive income (loss)		(4)	(185)	(1,564)	1,130
Comprehensive income (loss)		$1,450	$(380)	$(21)	$2,670

Q3 2024 Interim Report    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2024	$10,831	$109	$17,131	$5,036	$8,953	$(2,950)	$2,122	$41,232	$4,103	$122,229	$167,564
Changes in period:
Net income	—	—	64	—	—	—	—	64	—	1,454	1,518
Other comprehensive income (loss)	—	—	—	—	(31)	324	936	1,229	—	(4)	1,225
Comprehensive income (loss)	—	—	64	—	(31)	324	936	1,293	—	1,450	2,743
Shareholder distributions
Common equity	—	—	(124)	—	—	—	—	(124)	—	—	(124)
Preferred equity	—	—	(43)	—	—	—	—	(43)	—	—	(43)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,974)	(1,974)
Other items
Repurchases, net of equity issuances	114	(65)	(66)	—	—	—	—	(17)	—	1,924	1,907
Share-based compensation	—	8	(31)	—	—	—	—	(23)	—	—	(23)
Ownership changes	—	—	—	114	(83)	—	19	50	—	(201)	(151)
Total change in period	114	(57)	(200)	114	(114)	324	955	1,136	—	1,199	2,335
Balance as at September 30, 2024	$10,945	$52	$16,931	$5,150	$8,839	$(2,626)	$3,077	$42,368	$4,103	$123,428	$169,899
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2023	$10,857	$155	$17,646	$3,809	$8,917	$(2,471)	$1,585	$40,498	$4,103	$110,982	$155,583
Changes in period:
Net income	—	—	230	—	—	—	—	230	—	(195)	35
Other comprehensive income (loss)	—	—	—	—	(3)	(465)	45	(423)	—	(185)	(608)
Comprehensive income (loss)	—	—	230	—	(3)	(465)	45	(193)	—	(380)	(573)
Shareholder distributions
Common equity	—	—	(109)	—	—	—	—	(109)	—	—	(109)
Preferred equity	—	—	(41)	—	—	—	—	(41)	—	—	(41)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,127)	(2,127)
Other items
Repurchases, net of equity issuances	(23)	(5)	(172)	—	—	—	—	(200)	—	7,675	7,475
Share-based compensation	—	6	(11)	—	—	—	—	(5)	—	—	(5)
Ownership changes	—	—	—	331	47	65	(25)	418	—	2,636	3,054
Total change in period	(23)	1	(103)	331	44	(400)	20	(130)	—	7,804	7,674
Balance as at September 30, 2023	$10,834	$156	$17,543	$4,140	$8,961	$(2,871)	$1,605	$40,368	$4,103	$118,786	$163,257
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD CORPORATION

(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)					Accumulated Other Comprehensive Income (Loss)
	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2023	$10,879	$112	$18,006	$4,510	$8,958	$(2,477)	$1,686	$41,674	$4,103	$122,465	$168,242
Changes in period:
Net income	—	—	209	—	—	—	—	209	—	1,543	1,752
Other comprehensive income (loss)	—	—	—	—	(54)	(147)	1,362	1,161	—	(1,564)	(403)
Comprehensive income (loss)	—	—	209	—	(54)	(147)	1,362	1,370	—	(21)	1,349
Shareholder distributions
Common equity	—	—	(372)	—	—	—	—	(372)	—	—	(372)
Preferred equity	—	—	(127)	—	—	—	—	(127)	—	—	(127)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,731)	(5,731)
Other items
Repurchases, net of equity issuances	66	(85)	(713)	—	—	—	—	(732)	—	7,083	6,351
Share-based compensation	—	25	(72)	—	—	—	—	(47)	—	—	(47)
Ownership changes and other	—	—	—	640	(65)	(2)	29	602	—	(368)	234
Total change in period	66	(60)	(1,075)	640	(119)	(149)	1,391	694	—	963	1,657
Balance as at September 30, 2024	$10,945	$52	$16,931	$5,150	$8,839	$(2,626)	$3,077	$42,368	$4,103	$123,428	$169,899
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans, the impact of the adoption of IFRS 17 and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2022	$10,901	$148	$18,006	$2,959	$9,522	$(2,826)	$898	$39,608	$4,145	$98,138	$141,891
Changes in period:
Net income	—	—	431	—	—	—	—	431	—	1,540	1,971
Other comprehensive income (loss)	—	—	—	—	(13)	(85)	427	329	—	1,130	1,459
Comprehensive income (loss)	—	—	431	—	(13)	(85)	427	760	—	2,670	3,430
Shareholder distributions
Common equity	—	—	(329)	—	—	—	—	(329)	—	—	(329)
Preferred equity	—	—	(123)	—	—	—	—	(123)	—	—	(123)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(7,900)	(7,900)
Other items
Repurchases, net of equity issuances	(67)	(10)	(424)	—	—	—	—	(501)	(42)	22,889	22,346
Share-based compensation	—	18	(18)	—	—	—	—	—	—	—	—
Ownership changes	—	—	—	1,181	(548)	40	280	953	—	2,989	3,942
Total change in period	(67)	8	(463)	1,181	(561)	(45)	707	760	(42)	20,648	21,366
Balance as at September 30, 2023	$10,834	$156	$17,543	$4,140	$8,961	$(2,871)	$1,605	$40,368	$4,103	$118,786	$163,257
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q3 2024 Interim Report    69

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating activities
Net income	$1,518	$35	$1,752	$1,971
Other income and gains	(711)	(381)	(1,195)	(2,245)
Equity accounted earnings, net of distributions	367	(289)	(43)	(310)
Fair value changes	166	170	761	70
Depreciation and amortization	2,410	2,246	7,320	6,648
Deferred income taxes	(324)	(238)	(423)	(481)
Investments in residential inventory	(204)	(47)	(415)	(13)
Net change in non-cash working capital balances	166	1,941	(3,353)	(679)
	3,388	3,437	4,404	4,961
Financing activities
Corporate borrowings arranged	—	—	1,389	550
Corporate borrowings repaid	—	(550)	(571)	(550)
Commercial paper and bank borrowings, net	44	—	1,968	1,635
Non-recourse borrowings arranged	24,810	21,334	78,957	59,843
Non-recourse borrowings repaid	(21,207)	(18,528)	(59,694)	(49,854)
Non-recourse credit facilities, net	959	(125)	(4,546)	(6,358)
Subsidiary equity obligations issued	294	275	298	275
Subsidiary equity obligations redeemed	—	(441)	(14)	(448)
Deposits from related parties	369	—	1,054	—
Deposits provided to related parties	(187)	(155)	(760)	(1,155)
Capital provided by non-controlling interests	2,651	8,197	10,951	24,815
Capital repaid to non-controlling interests	(727)	(522)	(3,868)	(1,926)
Repayment of lease liabilities	(301)	(312)	(1,104)	(728)
(Settlement) receipt of deferred consideration	(3)	(423)	85	(452)
Preferred equity redemptions	—	—	—	(22)
Common shares issued	8	1	18	47
Common shares repurchased	(79)	(218)	(865)	(526)
Distributions to non-controlling interests	(1,974)	(2,127)	(5,731)	(7,900)
Distributions to shareholders	(167)	(150)	(499)	(452)
	4,490	6,256	17,068	16,794
Investing activities
Acquisitions
Investment properties	(2,678)	(2,253)	(7,503)	(6,646)
Property, plant and equipment	(2,725)	(2,158)	(8,011)	(5,361)
Equity accounted investments	(1,966)	(1,139)	(4,326)	(6,161)
Financial assets and other	(2,702)	(7,012)	(8,157)	(49,845)
Acquisition of subsidiaries, net of cash acquired	(2,187)	(6,088)	(2,991)	(11,402)
Dispositions
Investment properties	1,611	632	1,995	1,152
Property, plant and equipment	744	276	1,446	782
Equity accounted investments	68	563	899	2,949
Financial assets and other	2,473	7,391	5,715	48,803
Disposition of subsidiaries, net of cash disposed	129	1	374	1,671
Restricted cash and deposits	(96)	(87)	28	20
	(7,329)	(9,874)	(20,531)	(24,038)
Cash and cash equivalents
Change in cash and cash equivalents	549	(181)	941	(2,283)
Net change in cash classified within assets held for sale	(82)	12	(147)	(42)
Foreign exchange revaluation	108	(171)	(192)	16
Balance, beginning of period	11,249	12,427	11,222	14,396
Balance, end of period	$11,824	$12,087	$11,824	$12,087
70    BROOKFIELD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Corporation (the “Corporation”) is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The Corporation is listed on the New York and Toronto stock exchanges (“NYSE” and “TSX”, respectively) under the symbol BN. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 15%+ return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s capital consists of the capital invested in its Asset Management business, including investments in entities that it manages, its Wealth Solutions business, its corporate investments that are held outside of managed entities, and its net working capital. The Corporation’s capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at September 30, 2024, the Corporation’s capital totaled $61.6 billion (December 31, 2023 – $58.2 billion), and is computed as follows:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Cash and cash equivalents	$109	$134
Other financial assets	4,314	4,004
Common equity in investments	56,835	53,523
Other assets and liabilities of the Corporation	341	506
Corporation’s Capital	$61,599	$58,167
Corporation’s Capital is comprised of the following:
Common equity	$42,368	$41,674
Preferred equity	4,103	4,103
Non-controlling interest	230	230
Corporate borrowings	14,898	12,160
	$61,599	$58,167
The Corporation generates returns on its capital through management fees and performance revenues earned through its Asset Management business, distributable earnings from its Wealth Solutions business, distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial assets. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q3 2024 Interim Report    71

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at September 30, 2024 is as follows:

AS AT SEP. 30, 2024 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$109	$11,715	$—	$11,824
Other financial assets	4,314	25,782	—	30,096
Accounts receivable and other[1]	1,927	27,822	(1,075)	28,674
Inventory	—	11,031	—	11,031
Assets classified as held for sale	—	7,282	—	7,282
Equity accounted investments	2,421	62,680	—	65,101
Investment properties	19	129,567	—	129,586
Property, plant and equipment	119	148,186	—	148,305
Intangible assets	83	37,337	—	37,420
Goodwill	—	34,812	—	34,812
Deferred income tax assets	395	3,618	—	4,013
Accounts payable and other[1]	(4,061)	(55,572)	1,075	(58,558)
Liabilities associated with assets classified as held for sale	—	(2,516)	—	(2,516)
Deferred income tax liabilities	(562)	(24,304)	—	(24,866)
Subsidiary equity obligations	—	(5,212)	—	(5,212)
Total	4,764	412,228	—	416,992
Common equity in investments[2]	56,835	—	(56,835)	—
Corporation’s Capital	61,599	412,228	(56,835)	416,992
Less:
Corporate borrowings	14,898	—	—	14,898
Non-recourse borrowings of managed entities	—	232,195	—	232,195
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	123,198	—	123,428
Common equity	$42,368	$56,835	$(56,835)	$42,368
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $1.1 billion and $1.1 billion, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Common equity in investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our Corporate Activities. This measure is equal to the sum of the common equity in our Asset Management, Wealth Solutions, Renewable Power and Transition, Infrastructure, Private Equity, and Real Estate operating segments.
72    BROOKFIELD CORPORATION

A reconciliation of the Corporation’s capital to the company’s consolidated balance sheet as at December 31, 2023 is as follows:

AS AT DEC. 31, 2023 (MILLIONS)	The Corporation	Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$134	$11,088	$—	$11,222
Other financial assets	4,004	24,320	—	28,324
Accounts receivable and other[1]	1,191	27,836	(515)	28,512
Inventory	—	11,412	—	11,412
Assets classified as held for sale	—	2,489	—	2,489
Equity accounted investments	2,081	57,043	—	59,124
Investment properties	21	124,131	—	124,152
Property, plant and equipment	144	147,473	—	147,617
Intangible assets	84	38,910	—	38,994
Goodwill	—	34,911	—	34,911
Deferred income tax assets	489	2,849	—	3,338
Accounts payable and other[1]	(3,383)	(56,025)	515	(58,893)
Liabilities associated with assets classified as held for sale	—	(118)	—	(118)
Deferred income tax liabilities	(117)	(24,870)	—	(24,987)
Subsidiary equity obligations	(4)	(4,141)	—	(4,145)
Total	4,644	397,308	—	401,952
Common equity in investments[2]	53,523	—	(53,523)	—
Corporation’s Capital	58,167	397,308	(53,523)	401,952
Less:
Corporate borrowings	12,160	—	—	12,160
Non-recourse borrowings of managed entities	—	221,550	—	221,550
Amounts attributable to preferred equity	4,103	—	—	4,103
Amounts attributable to non-controlling interests	230	122,235	—	122,465
Common equity	$41,674	$53,523	$(53,523)	$41,674
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $515 million and $515 million, respectively, between entities within the Corporation and its investments.
2.Represents the carrying value of the Corporation’s investments.
Q3 2024 Interim Report    73

2.    MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2023, except as disclosed below.
The consolidated financial statements should be read in conjunction with the most recently issued consolidated financial statements of the company for the year ended December 31, 2023 which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s accounting policies were presented in Note 2, Material Accounting Policy Information, of the consolidated financial statements for the year ended December 31, 2023 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 13, 2024.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Material Accounting Policy Information, of the company’s consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of the interim financial statements as at and for the three and nine months ended September 30, 2024.
c)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024. The new standards were applied as follows:
i.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The company adopted the IAS 1 amendments effective January 1, 2024 and reclassified $20.7 billion of non-recourse borrowings of managed entities in our Real Estate segment and our real estate LP Investments within our Asset Management segment from current to non-current as at December 31, 2023.
ii.    International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)
The Corporation operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The Corporation will recognize the top-up tax as a current tax as and when it is incurred but has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection the global minimum top-up tax. There is no material current tax impact for the quarter ended September 30, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the Corporation.
d)    Future Changes in Accounting Standards
There are currently no future changes to IFRS with expected material impacts on the Corporation.
74    BROOKFIELD CORPORATION

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into six business groups in addition to our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. Our operating segments are as follows:
The Corporation:
i.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Asset Management:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our Asset Management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Wealth Solutions:
i.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions Ltd. (“BWS”, previously known as “Brookfield Reinsurance”), a leading wealth solutions provider focused on securing the financial futures of individuals and institutions through a range of wealth protection products, retirement services and tailored capital solutions.
Operating Businesses:
i.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy, and sustainable solutions.
ii.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
iii.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
iv.    The Real Estate business includes the ownership, operation and development of core and transitional and development investments (including residential development properties).
b)    Segment Financial Measures
For our Asset Management and Wealth Solutions segments, we primarily measure operating performance using distributable earnings (“DE”). Net operating income (“NOI”) is the key performance metric for our Real Estate segment, and Funds from Operations (“FFO”) is used for our other operating segments. We also provide the amount of capital invested by the Corporation in each segment using common equity.
These metrics are used by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis.
Our segment financial measures are defined as follows:
i.    Distributable Earnings
DE from our Asset Management segment is defined as the earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested in the business. It is calculated as the sum of distributable earnings from our Asset Management business and realized carried interest, net of equity-based compensation costs. DE from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. Our Asset Management segment distributes substantially all of its distributable earnings as a dividend to its shareholders; therefore, DE represents our profitability from our Asset Management segment. We do not use DE as a measure of cash generated from our operations.
Q3 2024 Interim Report    75

Distributable earnings from our Wealth Solutions segment is equivalent to its distributable operating earnings (“DOE”), which is calculated as our share of equity accounted net income from our Wealth Solutions segment, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DOE from investments in associates.
ii.    Net Operating Income
NOI from our Real Estate segment is defined as: i) property-specific revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization; and ii) revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization. NOI represents an income-generating property’s profitability before adding costs from financing or taxes, and is a strong indication of our Real Estate business’ ability to impact the operating performance of its properties through proactive management and leasing. Depreciation and capital expenditures are excluded from NOI as we believe that the value of most of our properties typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We do not use NOI as a measure of cash generated from our operations.
iii.    Funds from Operations
We define FFO from our Corporate Activities segment and our Operating Businesses, excluding the Real Estate business, as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we reconcile the financial measure for each operating segment to net income in Note 3(c)(ii) and 3(c)(iii) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset
76    BROOKFIELD CORPORATION

Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Wealth Solutions[2,3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,645	n/a	$1,577	$5,447	$9,416	$1,361	$177	$20,623
Inter-segment and other revenues[1]	1,075	n/a	—	3	20	11	(50)	1,059	i
Segmented revenues	3,720	n/a	1,577	5,450	9,436	1,372	127	21,682
DE	758	364	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	102	136	382	n/a	(139)	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	768	n/a	n/a	ii
Common equity	18,042	9,354	3,984	2,175	3,265	23,667	(18,119)	42,368
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2024, $339 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.
3.Our common equity in the Wealth Solutions business includes $2.1 billion of distributable operating earnings retained in this business since inception.

AS AT DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Wealth Solutions[3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$2,903	n/a	$956	$4,529	$14,437	$1,476	$140	$24,441
Inter-segment and other revenues[1]	1,111	n/a	—	2	3	8	(28)	1,096	i
Segmented revenues	4,014	n/a	956	4,531	14,440	1,484	112	25,537
DE	728	182	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	97	134	188	n/a	(107)	n/a	ii
NOI[2]	n/a	n/a	n/a	n/a	n/a	804	n/a	n/a	ii
Common equity	19,484	6,144	4,887	2,537	3,291	22,413	(17,082)	41,674
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended September 30, 2023, $341 million of Oaktree’s revenue was included in our Asset Management segment revenue.
2.For comparability, we have excluded property management and development fees of $8 million for the three months ended September 30, 2023 as they are no longer recognized in NOI.
3.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Wealth Solutions[2]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$7,815	n/a	$4,661	$15,972	$33,711	$4,082	$339	$66,580
Inter-segment and other revenues[1]	3,547	n/a	—	4	58	30	(133)	3,506	i
Segmented revenues	11,362	n/a	4,661	15,976	33,769	4,112	206	70,086
DE	2,292	929	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	332	418	788	n/a	433	n/a	ii
NOI	n/a	n/a	n/a	n/a	n/a	2,398	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 73%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2024, $1.5 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Wealth Solutions[3]	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Corporate Activities	Total	Note
External revenues	$7,975	n/a	$3,859	$13,167	$41,801	$4,394	$210	$71,406
Inter-segment and other revenues[1]	3,708	n/a	—	5	43	26	(2)	3,780	i
Segmented revenues	11,683	n/a	3,859	13,172	41,844	4,420	208	75,186
DE	2,383	487	n/a	n/a	n/a	n/a	n/a	n/a	ii
FFO[1]	n/a	n/a	323	509	558	n/a	(387)	n/a	ii
NOI[2]	n/a	n/a	n/a	n/a	n/a	2,395	n/a	n/a	ii
1.We equity account for our investment in Oaktree and include our share of the FFO at our ownership of 68%. For segment reporting, Oaktree’s revenue is shown on a 100% basis. For the nine months ended September 30, 2023, $1.3 billion of Oaktree’s revenue was included in our Asset Management segment revenue.
2.For comparability, we have excluded property management and development fees of $119 million for the nine months ended September 30, 2023 as they are no longer recognized in NOI.
3.We equity account for our investment in BWS, and as such do not generate consolidated external or inter-segment revenues.
Q3 2024 Interim Report    77

i.Inter-Segment Revenues
For the three months ended September 30, 2024, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $1.1 billion (2023 – $1.1 billion), revenues earned on construction projects between consolidated entities totaling $31 million (2023 – $16 million), and other adjustments totaling a net loss of $47 million (2023 – net loss of $31 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2024, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $3.5 billion (2023 – $3.7 billion), revenues earned on construction projects between consolidated entities totaling $74 million (2023 – $70 million), and other revenues totaling a net loss of $115 million (2023 – net income of $2 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.    Reconciliation of Net Income to Segment Measures of Profit or Loss
The following table reconciles net income to the total of the segments’ measures of profit or loss.

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2024	2023	2024	2023
Net income		$1,518	$35	$1,752	$1,971
Add/(Deduct):
Equity accounted fair value changes and other non-FFO items		1,158	298	2,231	1,805
Fair value changes		166	170	761	70
Depreciation and amortization		2,410	2,246	7,320	6,648
Deferred income taxes		(324)	(238)	(423)	(481)
Realized disposition gains in fair value changes or equity	iii	(166)	203	1,013	602
Non-controlling interests on above items		(3,593)	(1,906)	(8,353)	(7,255)
Real Estate segment disposition gains		294	30	100	(315)
Real Estate segment adjustments and other, net[1]		908	1,188	3,189	3,223
Total segments’ measures of profit or loss[2]		$2,371	$2,026	$7,590	$6,268
1.Primarily comprised of Real Estate segment interest expense and corporate costs, net of investment income and other, net of non-controlling interests, as well as development costs on early stage projects in our Renewable Power and Transition segment.
2.Comprised of DE from our Asset Management and Wealth Solutions segments, FFO from our Renewable Power and Transition, Infrastructure, Private Equity, and Corporate Activities segments, and NOI from our Real Estate segment.
iii.     Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of an entity which was consolidated before and after the respective transaction.
78    BROOKFIELD CORPORATION

d)    Geographic Allocation
The company’s revenues by location are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
U.S.	$6,680	$7,367	$19,400	$21,219
U.K.	2,970	6,184	14,046	17,585
Canada	2,161	2,440	6,814	7,672
Australia	1,799	1,545	4,908	4,502
Brazil	1,302	1,680	3,978	4,378
India	964	754	2,733	2,159
Colombia	703	614	1,998	1,701
Germany	619	543	1,750	1,575
Other Europe	2,059	2,110	6,672	6,818
Other Asia	744	670	2,408	2,122
Other	622	534	1,873	1,675
	$20,623	$24,441	$66,580	$71,406
The company’s consolidated assets by location are as follows:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
U.S.	$224,138	$211,947
Canada	49,600	50,899
U.K.	35,899	36,289
India	27,832	23,093
Australia	27,467	27,599
Brazil	26,941	29,306
Germany	16,108	15,636
Colombia	12,324	13,344
Other Europe	47,731	45,583
Other Asia	21,663	21,149
Other	18,441	15,250
	$508,144	$490,095
Q3 2024 Interim Report    79

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2024.

AS AT SEP. 30, 2024 (MILLIONS)	Infrastructure	Renewable Power and Transition and Other	Total
Cash and cash equivalents	$463	$13	$476
Accounts receivable and other	270	68	338
Assets classified as held for sale	270	—	270
Property, plant and equipment	4,220	289	4,509
Intangible assets	707	52	759
Goodwill	403	61	464
Deferred income tax assets	284	1	285
Total assets	6,617	484	7,101
Less:
Accounts payable and other	(2,686)	(52)	(2,738)
Liabilities associated with assets classified as held for sale	(70)	—	(70)
Non-recourse borrowings	(119)	(138)	(257)
Deferred income tax liabilities	(327)	(22)	(349)
Non-controlling interests[1]	—	(14)	(14)
	(3,202)	(226)	(3,428)
Net assets acquired[2]	$3,415	$258	$3,673
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Net assets acquired is typically equal to total consideration. Total consideration includes amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the nine months ended September 30, 2024, Brookfield acquired $7.1 billion of total assets and assumed $3.4 billion of total liabilities through business combinations. Total consideration transferred for the business combinations was $3.1 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. No material changes were made to provisional allocations.
Infrastructure
On January 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”), a data center portfolio in the U.S., through its U.S. retail colocation data center operation subsidiary. The subsidiary has an effective 29% interest in Cyxtera. The total consideration paid for the business was $803 million, and a bargain purchase gain of $571 million was recorded in fair value changes. No goodwill was recognized.
On September 12, 2024, a subsidiary of the company, alongside institutional partners, completed the acquisition of an Indian telecom tower operation from American Tower Corporation (“ATC India”). The subsidiary has an effective 16% interest in ATC India. The total consideration paid for the business was $2.0 billion. Goodwill of $403 million was recognized, which is not deductible for income tax purposes.
Had the acquisitions of ATC India and Cyxtera been effective January 1, 2024, the Corporation’s revenue and net income would have increased by approximately $827 million and $96 million, respectively, for the nine months ended September 30, 2024.
80    BROOKFIELD CORPORATION

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a) Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 26 of the December 31, 2023 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b) Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at September 30, 2024 and December 31, 2023:

	2024		2023
AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$11,824	$11,824	$11,222	$11,222
Other financial assets
Government bonds	1,554	1,554	1,600	1,600
Corporate bonds	4,161	4,161	2,441	2,441
Fixed income securities and other	10,252	10,252	9,198	9,198
Common shares and warrants	4,305	4,305	5,181	5,181
Loans and notes receivable	9,824	9,824	9,904	9,904
	30,096	30,096	28,324	28,324
Accounts receivable and other	19,188	19,188	19,464	19,464
	$61,108	$61,108	$59,010	$59,010
Financial liabilities
Corporate borrowings	$14,898	$14,606	$12,160	$11,350
Non-recourse borrowings of managed entities
Property-specific borrowings	214,348	214,648	205,336	205,003
Subsidiary borrowings	17,847	17,796	16,214	16,030
	232,195	232,444	221,550	221,033
Accounts payable and other	48,505	48,505	50,009	50,009
Subsidiary equity obligations	5,212	5,212	4,145	4,145
	$300,810	$300,767	$287,864	$286,537
Q3 2024 Interim Report    81

c) Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2024			2023
AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$47	$1,507	$—	$25	$1,575	$—
Corporate bonds	—	1,666	734	—	1,662	777
Fixed income securities and other	461	944	5,863	455	958	4,903
Common shares and warrants	379	1,306	2,620	857	1,309	3,015
Loans and notes receivables	—	30	14	—	46	17
	887	5,453	9,231	1,337	5,550	8,712
Accounts receivable and other	—	2,150	118	6	2,520	89
	$887	$7,603	$9,349	$1,343	$8,070	$8,801
Financial liabilities
Accounts payable and other	$—	$5,618	$2,982	$9	$5,119	$3,259
Subsidiary equity obligations	—	—	123	4	—	259
	$—	$5,618	$3,105	$13	$5,119	$3,518
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2024	Valuation Techniques and Key Inputs
Other financial assets	$5,453	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,150 / (5,618)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

82    BROOKFIELD CORPORATION

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Sep. 30, 2024	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$734	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	5,863	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	2,620	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/ Derivative liabilities (accounts receivable/payable)	118 / (2,982)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(123)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Q3 2024 Interim Report    83

The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods ended September 30, 2024:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE PERIODS ENDED SEP. 30, 2024 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$8,733	$3,231	$8,801	$3,518
Fair value changes in net income	59	(12)	213	(411)
Fair value changes in other comprehensive income[1]	13	(245)	64	(116)
Transfers in	—	—	6	—
Transfers out	—	2	(622)	(46)
Additions, net of disposals	544	129	887	160
Balance, end of period	$9,349	$3,105	$9,349	$3,105
1.Includes foreign currency translation.
During the nine months ended September 30, 2024, $622 million of financial assets primarily in our real estate LP investments included within our Asset Management segment were transferred out of Level 3 financial assets to investment properties. Transfers out of Level 3 were a result of prior year loans secured by a multifamily asset portfolio in the U.S. that was subsequently acquired out of foreclosure and is now reported as investment properties in the current period. No other significant transfers were made between Levels 1, 2, or 3 during the periods ended September 30, 2024 and 2023.
6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2024	2023	2024	2023	2024	2023
Current portion	$6,375	$5,670	$20,470	$20,263	$6,347	$7,060
Non-current portion	23,721	22,654	8,204	8,249	4,684	4,352
	$30,096	$28,324	$28,674	$28,512	$11,031	$11,412
b)    Liabilities

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities[2]
	2024	2023	2024	2023	2024	2023
Current portion[1]	$32,200	$33,414	$2,499	$608	$34,674	$36,856
Non-current portion	26,358	25,479	12,399	11,552	197,521	184,694
	$58,558	$58,893	$14,898	$12,160	$232,195	$221,550
1.Current portion of corporate borrowings includes $2.0 billion (December 31, 2023 – $31 million) of short-term commercial paper and revolving facility draws. Our commercial paper program is backed by our revolving credit facility, which matures in June 2029.
2.The company adopted the IAS 1 amendments effective January 1, 2024 and reclassified $20.7 billion of non-recourse borrowings of managed entities in our Real Estate segment and our real estate LP Investments within our Asset Management segment from current to non-current as at December 31, 2023.
84    BROOKFIELD CORPORATION

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT SEP. 30, 2024 (MILLIONS)	Renewable Power and Transition	Private Equity	Real Estate (Core and Transitional & Development)[1]	Real Estate (LP Investments) and Other[1]	Total[2]
Assets
Cash and cash equivalents	$62	$53	$—	$42	$157
Accounts receivable and other	99	257	28	89	473
Equity accounted investments	450	—	—	249	699
Investment properties	—	—	798	2,476	3,274
Property, plant and equipment	1,754	164	—	487	2,405
Intangible assets	—	—	—	18	18
Goodwill	63	—	—	—	63
Other long-term assets	187	—	—	—	187
Deferred income tax assets	—	—	—	6	6
Assets classified as held for sale	$2,615	$474	$826	$3,367	$7,282
Liabilities
Accounts payable and other	$162	$9	$28	$345	$544
Non-recourse borrowings of managed entities	1,306	233	—	315	1,854
Deferred income tax liabilities	99	—	—	19	118
Liabilities associated with assets classified as held for sale	$1,567	$242	$28	$679	$2,516
1.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
2.On October 4, 2024, non-voting preferred shares previously issued to BWS as part of Brookfield Property Partners L.P.’s (“BPY”) August 2023 partial sale of Brookfield Strategic Real Estate Partners IV (“BSREP IV”) were converted to common shares. Following the conversion, our investment in BSREP IV will be deconsolidated and recognized within equity accounted investments. This balance excludes $11.6 billion of net assets related to BSREP IV, including $33.6 billion of assets and $22.6 billion of liabilities, which have been presented on a consolidated basis as of September 30, 2024.
As at September 30, 2024, assets held for sale primarily include:
•Ten multifamily assets, one office asset, and one hospitality asset in the U.S., and seven retail assets in the U.K, in our real estate LP investments included within our Asset Management segment;
•Three office assets in the U.S. and one office asset in Australia within our Real Estate segment; and
•A 1,004 MW portfolio of wind and solar assets in India, a 682 MW portfolio of wind assets in Spain and Portugal, a 2 GW portfolio of pumped storage facilities in the U.K., and a 63 MW portfolio of solar assets in Spain within our Renewable Power and Transition segment.
For the nine months ended September 30, 2024, we disposed of $3.6 billion and $490 million of assets and liabilities, respectively, primarily related to the sale of a partial interest in a core office building in the Middle East and the sales of several multifamily and hospitality assets in the U.S., and a hospitality asset in South Korea.
Q3 2024 Interim Report    85

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)
Balance, beginning of period	$59,124
Additions, net of disposals[1]	4,769
Share of comprehensive income	3,255
Distributions received	(1,652)
Returns of capital	(260)
Foreign currency translation and other	(135)
Balance, end of period	$65,101
1.Includes assets sold and amounts reclassified to held for sale.

Additions, net of disposals of $4.8 billion during the period primarily relate to incremental capital invested in BWS in the form of Brookfield Asset Management Ltd. shares in connection with BWS’ acquisition of American Equity Life in the second quarter of 2024, additions within our Infrastructure segment throughout the year, and the acquisition of our payment processing services operation in our Private Equity segment.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)
Fair value, beginning of period	$124,152
Additions	8,814
Dispositions	(1,174)
Assets reclassified as held for sale	(2,715)
Changes in basis of accounting	144
Fair value changes	275
Foreign currency translation and other	90
Fair value, end of period[1]	$129,586
1.As at September 30, 2024, the ending balance includes $4.8 billion of right-of-use investment properties (December 31, 2023 – $4.8 billion).
Investment properties include the company’s office, retail, multifamily and other properties. Additions of $8.8 billion primarily relate to the acquisitions of two multifamily asset portfolios and a logistics portfolio in the U.S. within our LP investments included in our Asset Management segment, and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT SEP. 30, 2024 (MILLIONS)
Core	$18,789
Transitional and development	22,171
LP Investments	83,393
Other investment properties	5,233
$129,586
86    BROOKFIELD CORPORATION

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	•Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT SEP. 30, 2024	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	6.2%	4.8%	10
Transitional and development[1]	7.9%	6.3%	10
LP Investments[1]	8.6%	5.9%	13
Other investment properties[2]	7.4%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure segment and direct investments within our Asset Management segment.
Q3 2024 Interim Report    87

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate (Core and Transitional & Development)[2]	Real Estate (LP Investments) and Other[2]	Total
Balance, beginning of period	$66,351	$48,546	$15,835	$345	$16,540	$147,617
Additions	2,962	2,919	2,492	34	545	8,952
Acquisitions through business combinations	254	4,220	30	—	5	4,509
Dispositions and assets reclassified as held for sale	(2,161)	(633)	(1,274)	(3)	(1,101)	(5,172)
Depreciation expense	(1,563)	(2,064)	(1,256)	(33)	(527)	(5,443)
Foreign currency translation and other	(1,955)	(2)	(174)	(7)	(20)	(2,158)
Total change	(2,463)	4,440	(182)	(9)	(1,098)	688
Balance, end of period[1]	$63,888	$52,986	$15,653	$336	$15,442	$148,305
1.Our ROU PP&E assets include $685 million (December 31, 2023 – $757 million) in our Renewable Power and Transition segment, $5.3 billion (December 31, 2023 – $3.6 billion) in our Infrastructure segment, $953 million (December 31, 2023 – $1.3 billion) in our Private Equity segment, $91 million (December 31, 2023 – $86 million) in our core and transitional and development investments within our Real Estate segment and $1.0 billion (December 31, 2023 – $1.1 billion) within our Asset Management segment totaling $8.0 billion (December 31, 2023 – $6.8 billion) of ROU assets.
2.Real Estate core and transitional and development investments are included in our Real Estate segment. Real estate LP investments are included within our Asset Management segment as we include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within this segment.
88    BROOKFIELD CORPORATION

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARIES
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Historically, we have also issued debt securities through other subsidiaries, including Brookfield Finance LLC (“BFL”) and Brookfield Finance I (UK) PLC (“BF U.K.”). As at September 30, 2024, BFI is the issuer of the following series of notes (together with BFL and BF U.K. as co-obligors, as noted below):
•$500 million of 4.25% notes due in 2026;
•$550 million of 4.70% notes due in 2047;
•$350 million of 4.70% notes due in 2047;
•$650 million of 3.90% notes due in 2028;
•$1.0 billion of 4.85% notes due in 2029;
•$600 million of 4.35% notes due in 2030;
•$150 million of 4.35% notes due in 2030;
•$500 million of 3.50% notes due in 2051;
•$400 million of 4.625% subordinated notes due in 2080;
•$500 million of 2.724% notes due in 2031;
•$250 million of 3.50% notes due in 2051;
•$400 million of 3.90% notes due in 2028;
•$400 million of 3.625% notes due in 2052;
•$700 million of 6.35% notes due in 2034;
•$950 million of 5.968% notes due in 2054;
•$450 million of 5.675% notes due in 2035;
•$600 million of 3.45% notes due in 2050 (BFL co-obligor); and
•$600 million of 2.34% notes due in 2032 (BF U.K. co-obligor).
In addition, Brookfield Finance II Inc. (“BFI II”) is the issuer of C$1.0 billion of 5.431% notes due in 2032, Brookfield Capital Finance LLC (the “US LLC Issuer”) is the issuer of $550 million of 6.087% notes due in 2033, and BF U.K. is the issuer of $230 million of 4.50% perpetual subordinated notes.
BFL is a Delaware limited liability company formed on February 6, 2017 and is a subsidiary of the Corporation. The US LLC Issuer is a Delaware limited liability company formed on August 12, 2022 and a subsidiary of the Corporation. BFI II was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is a subsidiary of the Corporation. BF U.K. (collectively with BFI, BFI II, BFL, BF AUS, and the US LLC Issuer, the “Debt Issuers”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is a subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is a subsidiary of the Corporation. The Debt Issuers are consolidated subsidiaries of the Corporation that may offer and sell debt securities. BFL II is a consolidated subsidiary of the Corporation that may offer and sell preferred shares representing limited liability company interests. Any debt securities issued by the Debt Issuers are, or will be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation. Any preferred shares representing limited liability company interests issued by BFL II will be fully and unconditionally guaranteed as to payment of distributions when due, amounts due on redemption, and amounts due on the liquidation, dissolution or winding-up of BFL II, in each case by the Corporation.
The US LLC Issuer, BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Q3 2024 Interim Report    89

Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2024, C$20 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$547	$120	$2	$—	$—	$—	$3	$11	$47	$23,320	$(3,427)	$20,623
Net income (loss) attributable to shareholders	64	6	(8)	—	—	—	4	—	3	2,520	(2,525)	64
Total assets	85,518	12,305	753	—	—	—	170	563	4,213	571,490	(166,868)	508,144
Total liabilities	39,043	10,514	747	2	—	—	2	561	3,524	326,518	(42,666)	338,245
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

AS AT DEC. 31, 2023 AND FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$840	$78	$29	$—	$—	$—	$—	$11	$47	$26,853	$(3,417)	$24,441
Net income (loss) attributable to shareholders	230	(4)	19	—	—	—	—	3	50	2,447	(2,515)	230
Total assets	77,567	10,813	757	—	—	—	160	552	4,165	561,498	(165,417)	490,095
Total liabilities	31,790	8,793	752	2	—	—	1	549	3,546	320,691	(44,271)	321,853
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	—	230

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$2,282	$720	$46	$—	$—	$—	$11	$33	$144	$74,026	$(10,682)	$66,580
Net income (loss) attributable to shareholders	209	408	16	—	—	—	11	—	59	7,491	(7,985)	209

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	US LLC Issuer	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$2,125	$231	$32	$—	$—	$—	$4	$13	$140	$77,558	$(8,697)	$71,406
Net income (loss) attributable to shareholders	431	(23)	2	—	—	—	4	3	52	5,946	(5,984)	431
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., the US LLC Issuer and BIC on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.
90    BROOKFIELD CORPORATION

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT SEP. 30, 2024 AND DEC. 31, 2023 (MILLIONS)	2024	2023
Common shares	$10,945	$10,879
Contributed surplus	52	112
Retained earnings	16,931	18,006
Ownership changes	5,150	4,510
Accumulated other comprehensive income	9,290	8,167
Common equity	$42,368	$41,674
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the third quarter of 2024 of $0.08 per share (2023 – $0.07 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT SEP. 30, 2024 AND DEC. 31, 2023	2024	2023
Class A shares[1]	1,509,081,996	1,523,372,339
Class B shares	85,120	85,120
Shares outstanding[1]	1,509,167,116	1,523,457,459
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	95,460,487	91,632,045
Total diluted shares	1,604,627,603	1,615,089,504
1.Net of 102,303,009 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2024 (December 31, 2023 – 81,849,805).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2024	2023	2024	2023
Outstanding, beginning of period[1]	1,508,231,919	1,563,866,892	1,523,457,459	1,573,371,868
Issued (Repurchased)
Issuances	888,907	277,259	2,483,448	539,620
Repurchases	(1,806,882)	(6,697,488)	(22,120,254)	(18,374,033)
Long-term share ownership plans[2]	1,843,107	1,144,587	5,310,492	2,970,772
Dividend reinvestment plan and other	10,065	17,403	35,971	100,426
Outstanding, end of period[3]	1,509,167,116	1,558,608,653	1,509,167,116	1,558,608,653
1.Net of 100,610,227 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2024 (June 30, 2023 – 71,921,167) and 81,849,805 as at December 31, 2023 (December 31, 2022 – 62,910,220).
2.Includes management share option plan and restricted stock plan.
3.Net of 102,303,009 Class A shares held by the company in respect of long-term compensation agreements as at September 30, 2024 (September 30, 2023 – 78,619,278).

Q3 2024 Interim Report    91

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Net income attributable to shareholders	$64	$230	$209	$431
Preferred share dividends	(43)	(41)	(127)	(123)
Net income available to shareholders	21	189	82	308
Dilutive impact of exchangeable shares	—	1	—	2
Net income available to shareholders including dilutive impact of exchangeable shares	$21	$190	$82	$310

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2024	2023	2024	2023
Weighted average – Class A and Class B shares	1,508.5	1,561.2	1,512.6	1,565.8
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	32.4	24.5	27.4	23.9
Class A and Class B shares and share equivalents	1,540.9	1,585.7	1,540.0	1,589.7
Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) generally vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2024, the company did not grant any stock options. During the nine months ended September 30, 2024, the company granted 1.2 million stock options at a weighted average exercise price of $40.03. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 35.0% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.2% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan (“ESP”) whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2024, the company did not grant any stock options. During the nine months ended September 30, 2024, the company granted 16.4 million escrowed shares at a weighted average price of $40.03. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.5-year term, 35.0% volatility, a weighted average expected dividend yield of 1.0% annually, a risk-free rate of 4.2% and a liquidity discount of 25%.

92    BROOKFIELD CORPORATION

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,438	$—	$1,500	$4,713	$8,543	$635	$16,829
Other revenue	1,207	177	77	734	873	726	3,794
	$2,645	$177	$1,577	$5,447	$9,416	$1,361	$20,623

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$4,117	$—	$4,437	$13,899	$31,207	$2,004	$55,664
Other revenue	3,698	339	224	2,073	2,504	2,078	10,916
	$7,815	$339	$4,661	$15,972	$33,711	$4,082	$66,580

FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$1,439	$—	$1,005	$4,348	$13,730	$739	$21,261
Other revenue	1,464	140	(49)	181	707	737	3,180
	$2,903	$140	$956	$4,529	$14,437	$1,476	$24,441

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Revenue from contracts with customers	$4,087	$—	$3,579	$12,547	$39,668	$2,171	$62,052
Other revenue	3,888	210	280	620	2,133	2,223	9,354
	$7,975	$210	$3,859	$13,167	$41,801	$4,394	$71,406
b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$390	$77	$—	$6,423	$397	$7,287
Services transferred over a period of time	1,048	1,423	4,713	2,120	238	9,542
	$1,438	$1,500	$4,713	$8,543	$635	$16,829

FOR THE NINE MONTHS ENDED SEP. 30, 2024 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,196	$259	$—	$25,469	$1,269	$28,193
Services transferred over a period of time	2,921	4,178	13,899	5,738	735	27,471
	$4,117	$4,437	$13,899	$31,207	$2,004	$55,664

FOR THE THREE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$471	$68	$—	$11,130	$496	$12,165
Services transferred over a period of time	968	937	4,348	2,600	243	9,096
	$1,439	$1,005	$4,348	$13,730	$739	$21,261

FOR THE NINE MONTHS ENDED SEP. 30, 2023 (MILLIONS)	Asset Management	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Total Revenues
Goods and services provided at a point in time	$1,388	$163	$4	$31,856	$1,433	$34,844
Services transferred over a period of time	2,699	3,416	12,543	7,812	738	27,208
	$4,087	$3,579	$12,547	$39,668	$2,171	$62,052

Q3 2024 Interim Report    93

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Investment properties	$412	$(633)	$275	$145
Transaction related income, net of expenses	(48)	(299)	243	(721)
Financial contracts	(22)	107	116	334
Impairment and provisions	(97)	(57)	(247)	(189)
Other fair value changes	(411)	712	(1,148)	361
	$(166)	$(170)	$(761)	$(70)
94    BROOKFIELD CORPORATION

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Corporation
Brookfield Place, 181 Bay Street, Suite 100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bn.enquiries@brookfield.com
www.bn.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2023 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 44	BN.PF.H	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	15 days prior to the payment date	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 51	Last day of each month	12th day of following month
Series 52	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Q3 2024 Interim Report    95

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M. Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company	Janice Fukakusa, C.M., F.C.P.A., F.C.A. Former Chief Administrative Officer and Chief Financial Officer, Royal Bank of Canada	Rafael Miranda Former Chief Executive Officer, Endesa, S.A.
Jeffrey M. Blidner Vice Chair, Brookfield Corporation	Maureen Kempston Darkes, O.C., O.ONT. Former President, Latin America, Africa and Middle East, General Motors Corporation	Lord O’Donnell Chair, Frontier Economics Ltd.
Angela F. Braly Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Elevance Health, Inc.)	Brian D. Lawson Vice Chair, and former Chief Financial Officer, Brookfield Corporation	Hutham S. Olayan Chair of The Olayan Group and former President and CEO of Olayan America
Jack L. Cockwell, C.M. Chair, Brookfield Partners Foundation	Howard S. Marks Co-chair, Oaktree Capital Management, L.P.	Diana L. Taylor Former Superintendent of Banks for the State of New York and investment banker
Bruce Flatt Chief Executive Officer, Brookfield Corporation and Brookfield Asset Management Ltd.	Hon. Frank J. McKenna, P.C., O.C., O.N.B. Chair, Brookfield Corporation and Deputy Chair, TD Bank Group
Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, President and Chief Financial Officer

`

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
96    BROOKFIELD CORPORATION

BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo